      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 10, 1996
                                                      REGISTRATION NO. 33-91038
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 3
                                      TO
                                   FORM S-2
                                 WITH EXHIBITS
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                             RARITAN BANCORP INC.
            (Exact name of registrant as specified in its charter)

        DELAWARE                              6120                            22-2792402
(State or other jurisdiction            (Primary standard         (I.R.S. Employer identification
of incorporation or organization)   industrial classfication)             number code number)


                            9 WEST SOMERSET STREET
                           RARITAN, NEW JERSEY 08869
                                (908) 725-0080
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ARLYN D. RUS
         CHAIRMAN OF THE BOARD, PRESIDENT, AND CHIEF EXECUTIVE OFFICER
                            9 WEST SOMERSET STREET
                           RARITAN, NEW JERSEY 08869
                                (908) 725-0080
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                  COPIES TO:
                             JOHN J. GORMAN, ESQ.
                           KENNETH R. LEHMAN, ESQ.
                     LUSE LEHMAN GORMAN POMERENK & SCHICK
                         5335 WISCONSIN AVENUE, N.W.,
                                   SUITE 400
                            WASHINGTON, D.C. 20015

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box: [X]

  If the Registrant elects to deliver its annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [X]


                        CALCULATION OF REGISTRATION FEE

===========================================================================================================================
                                                                     Proposed            Proposed
                                                                     maximum             maximum
  Title of each class of                        Amount to be     offering price          aggregate          Amount of
securities to be registered                      registered         per share         offering price     registration fee
                                                                       (1)
- ------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share.......   175,000 shares        $19.71           $3,449,985         None (2)
========================================================================================================================

- -------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).
(2) No additional fee is included. $1,190.00 has been paid as of May 8, 1996.

PROSPECTUS

                             RARITAN BANCORP INC.

             164,285 SHARES OF COMMON STOCK (ANTICIPATED MAXIMUM)

       Raritan Bancorp Inc. ("Raritan Bancorp" or the "Company"), a bank holding company headquartered in Raritan, New Jersey, is offering shares of its common stock, par value $.01 per share (the "Common Stock"), pursuant to an Acquisition Agreement Among Raritan Bancorp Inc., The Raritan Savings Bank ("Raritan Savings") and Manville Savings Bank (the "Acquisition Agreement"), whereby Manville Savings Bank ("Manville Savings") will convert from the mutual to stock form of organization by merging into Raritan Savings, the wholly owned subsidiary of Raritan Bancorp (the "Conversion" or the "Conversion and Merger"). In accordance with the Plan of Merger Conversion from Mutual to Stock Form of Organization of Manville Savings Bank into The Raritan Savings Bank (the "Plan of Conversion"), Raritan Bancorp is offering shares of its common stock (the "Conversion Stock") to certain of Manville Savings' depositors in a subscription offering (the "Subscription Offering") and to certain other persons in a community offering (the "Community Offering," and together with the Subscription Offering, the "Offering").


       In accordance with the Plan of Conversion, and subject to certain maximum and minimum purchase limitations, subscription rights to purchase Raritan Bancorp Common Stock have been granted to (i) Manville Savings' account holders who had deposit accounts totalling $50 or more as of the close of business on June 30, 1993 (the "Eligibility Record Date") (such depositors are referred to as "Eligible Account Holders"), (ii) Manville Savings' account holders who had deposit accounts totalling $50 or more as of the close of business on December 31, 1995 (the "Supplemental Eligibility Record Date,") (such depositors are referred to as "Supplemental Eligible Account Holders"), and (iii) depositors of Manville Savings as of the April 19, 1996 voting record date for the Special Meeting of depositors being held to approve the Plan of Conversion ("Voting Depositors"). Any shares of Conversion Stock not purchased in the Subscription Offering will be offered for sale in the Community Offering, with a preference given first to Raritan Bancorp's shareholders and then to natural persons residing in Somerset County, New Jersey. The Community Offering, if any, will be conducted by officers and directors of the Company.

       The number of shares of Common Stock of Raritan Bancorp to be issued and sold in the Offering will be equal to the quotient obtained by dividing (i) the Independent Valuation as updated at the conclusion of the Offering by (ii) the average closing bid price per share of Raritan Bancorp's Common Stock as reported on the Nasdaq Stock Market during the twenty trading days ending on the day prior to the date of the closing of the Conversion, which will be the price per share of Conversion Stock paid by subscribers other than Eligible Account Holders (the "Actual Purchase Price"). The price per share of Conversion Stock paid by Eligible Account Holders (the "EAH Actual Purchase Price") will be equal to 90% of the Actual Purchase Price. The Independent Valuation has been performed by Professional Bank Services, Inc. ("PBS"), a firm experienced in the valuation and appraisal of savings institutions. PBS determined the appraised value of Manville Savings to be $3,000,000 and the estimated valuation range to be between $2,550,000 and $3,450,000 as of December 6, 1995 (the "Valuation Range"). The Independent Valuation will be updated and the aggregate purchase price of the Conversion Stock to be sold in the Conversion will be determined after the completion of the Offering. If the updated appraised value of Manville Savings is outside the Valuation Range, the Offering may be terminated, or a new valuation range may be established, in which event subscribers will be resolicited and given the opportunity to modify or rescind their order. See "The Conversion and Merger; The Offering -- The Independent Valuation."

       Raritan Bancorp has established the estimated subscription price of the shares of Conversion Stock at $21.00 per share (the "Estimated Subscription Price"), and an estimated subscription price of the shares of Conversion Stock to be purchased by Eligible Account Holders at 90% of the Estimated Subscription Price, or $18.90 per share (the "EAH Estimated Subscription Price"). The Estimated Subscription Price was established at an amount that Raritan Bancorp estimated would equal or exceed the Actual Purchase Price. In order to purchase Conversion Stock each purchaser must complete and submit an Order Form indicating the estimated number of shares (the "Estimated Subscription Shares") for which he is subscribing at the Estimated Subscription Price, or the EAH Estimated Subscription Price, as applicable. Payment for all subscriptions must accompany the Order Form and may be made by (i) check or money order made payable to Raritan Bancorp Inc., or (ii) authorization of withdrawal from a deposit account maintained at Manville Savings. The actual number of shares purchased by any individual subscriber (the "Actual Shares Purchased") will be equal to the total dollar amount of such subscriber's order divided by the Actual Purchase Price, or in the case of Eligible Account Holders, divided by the EAH Actual Purchase Price, subject to the applicable purchase limitations. Manville Savings and Raritan Bancorp reserve the right to refund subscription funds in lieu of issuing fractional shares, or permit subscribers to elect to receive additional whole shares in this process. The Actual Shares Purchased may be reduced in the event of an oversubscription. There can be no assurance that the actual price per share paid by subscribers will not exceed the Estimated Subscription Price, or that subscribers will not receive fewer shares than the number for which they subscribed, or that the EAH Actual Purchase Price will represent a discount to the bid price of the Common Stock at the time of Closing or upon the receipt of the certificates for shares purchased. See "Special Considerations -- No Guaranteed Discount."

       The minimum number of shares of Conversion Stock for which any person may subscribe in the Subscription Offering or in the Community Offering, respectively, is that number of shares having an aggregate Actual Purchase Price or EAH Actual Purchase Price of $500, as applicable. No person, directly or indirectly or with an associate or a group acting in concert, may subscribe for or purchase in the aggregate more than 5% of the total number of shares of Conversion Stock offered in the Offering, or 8,214 shares based on an offering of 164,285.


       All subscription rights will expire at 3:00 p.m., New Jersey time, on June 3, 1996 (the "Expiration Date") unless extended by Raritan Bancorp, with the approval of the Commissioner if necessary, for up to an additional 45 days. Any shares not sold in the Subscription Offering will be sold in the Community Offering, which also is expected to terminate on June 3, 1996, but which may terminate as late as July 18, 1996. Subscriptions paid by cash, check, or money order will be placed in a segregated account at Manville Savings and will earn interest at Raritan Saving's regular passbook rate of interest from the date of receipt until completion or termination of the Conversion. Payments authorized by withdrawal from deposit accounts at Manville Savings will continue to earn interest at the contractual rate until the Conversion is completed or terminated; these funds will be otherwise unavailable to the depositor until such time. Orders submitted are irrevocable until the completion of the Conversion; provided that all subscribers will have their funds returned promptly, with interest, and all withdrawal authorizations will be cancelled if the Conversion is not completed by July 18, 1996, unless such period has been extended with the approval of the Commissioner, if necessary. If an extension of time has been granted, all subscribers will be notified of such extension, and of any rights to confirm, modify or rescind their subscriptions and have their funds returned promptly with interest, and of the time period within which each subscriber must notify Manville Savings or Raritan Bancorp of his intention to confirm, modify or rescind his subscription. If an affirmative response to any resolicitation is not received by Manville Savings or Raritan Bancorp from a subscriber, the subscriber's order will be rescinded and all funds will be returned promptly with interest. Such extensions may not go beyond June 3, 1998.

       Consummation of the Conversion is subject to the approval of the Plan of Conversion by Manville Savings' depositors at a special meeting called for such purpose, the satisfaction of conditions contained in certain regulatory approvals and letters of non-objection, and the satisfaction or waiver of certain conditions contained in the Acquisition Agreement.


       Raritan Bancorp Common Stock is listed for quotation on the Nasdaq National Market System under the symbol "RARB." On May ___, 1996, the last reported sale price of Raritan Bancorp Common Stock, as reported on the Nasdaq National Market System, was $_____. RARITAN BANCORP IS SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND IN ACCORDANCE THEREWITH FILES REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION.

                        _______________________________

     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH
              PROSPECTIVE INVESTOR, SEE "SPECIAL CONSIDERATIONS."
                        _______________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE NEW JERSEY COMMISSIONER OF BANKING, OR ANY OTHER FEDERAL OR STATE AGENCY OR ANY STATE SECURITIES COMMISSION, NOR HAS SUCH COMMISSION, CORPORATION, COMMISSIONER OR OTHER AGENCY OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================================================


                                                                                        ESTIMATED
                                    ESTIMATED                 ESTIMATED FEES               NET
                              SUBSCRIPTION PRICE (1)         AND EXPENSES (2)          PROCEEDS (3)
- -----------------------------------------------------------------------------------------------------------
 Minimum Per Share...........         $18.90                    $2.88                     $16.02
- -----------------------------------------------------------------------------------------------------------
 Midpoint Per Share..........         $18.90                    $2.45                     $16.45
- -----------------------------------------------------------------------------------------------------------
 Maximum Per Share...........         $18.90                    $2.13                     $16.77
- -----------------------------------------------------------------------------------------------------------
 Minimum Total...............       $2,295,000                $350,000                  $1,945,000
- -----------------------------------------------------------------------------------------------------------
 Midpoint Total..............       $2,700,000                $350,000                  $2,350,000
- -----------------------------------------------------------------------------------------------------------
 Maximum Total...............       $3,105,000                $350,000                  $2,755,000
- -----------------------------------------------------------------------------------------------------------

(1) The Estimated Subscription Price was established at an amount that Raritan Bancorp estimated would equal or exceed the Actual Purchase Price. The number of shares of Common Stock of Raritan Bancorp to be issued and sold by in the Offering will be equal to the quotient obtained by dividing (i) the Independent Valuation as updated at the conclusion of the Offering by (ii) the average closing bid price per share of Raritan Bancorp's Common Stock as reported on the Nasdaq Stock Market during the twenty trading days ending on the day prior to the date of the closing of the Conversion, which will be the price per share of Conversion Stock paid by subscribers other than Eligible Account Holders (the "Actual Purchase Price"). The price per share of Conversion Stock paid by Eligible Account Holders (the "EAH Actual Purchase Price") will be equal to 90% of the Actual Purchase Price. The Independent Valuation has been performed by Professional Bank Services, Inc. ("PBS"), a firm experienced in the valuation and appraisal of savings institutions. PBS determined the appraised value of Manville Savings to be $3,000,000 and the estimated valuation range to be between $2,550,000 and $3,450,000 as of December 6, 1995 (the "Valuation Range"). It is assumed that all of the Conversion Stock is purchased by Eligible Account Holders at a purchase price equal to 90% of the Estimated Purchase Price.

(2) Includes estimated legal, accounting, appraisal, printing, conversion agent and other miscellaneous expenses incurred by Raritan Bancorp and Manville Savings in connection with the Conversion and Merger of Manville Savings and the registration and issuance of the Conversion Stock. See "The Conversion and Merger Transaction; Terms of the Offering." Assumes that all of the Conversion Stock is purchased by Eligible Account Holders at a purchase price equal to 90% of the Estimated Purchase Price.

(3) Assumes that all of the Conversion Stock is purchased by Eligible Account Holders at a purchase price equal to 90% of the Estimated Purchase Price.


THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC"), THE BANK INSURANCE FUND ("BIF"), THE SAVINGS ASSOCIATION INSURANCE FUND ("SAIF") OR ANY OTHER GOVERNMENT AGENCY.



                THE DATE OF THIS PROSPECTUS IS MAY ____, 1996.

                                     [Map]

                             AVAILABLE INFORMATION

       Raritan Bancorp is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the following Regional Offices of the Commission: Northwestern Atrium Center, 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60611-2511, and 14th Floor, 75 Park Place, New York, New York 10007. Copies of such material can also be obtained from the SEC at prescribed rates. Written requests for such material should be addressed to the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

       Raritan Bancorp has filed with the SEC a Registration Statement (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933 (the "1933 Act"), with respect to the Common Stock to be issued by Raritan Bancorp in the Offering. The Registration Statement includes additional information which has been omitted from the Prospectus pursuant to the rules and regulations of the SEC. The information so omitted from the Prospectus may be obtained from the SEC as described above.


     In addition, the Acquisition Agreement, Plan of Conversion and Independent Appraisal may be inspected at Manville Saving's office at 313 South Main Street, Manville, New Jersey.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents filed with the SEC are incorporated in this Prospectus by reference:

       1. Raritan Bancorp Inc. Annual Report on Form 10-K for the year ended December 31, 1995.

       2.   Raritan Bancorp Inc. 1995 Annual Report to Shareholders.


       3. Raritan Bancorp Inc. Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1996.

       4. All documents filed by Raritan Bancorp Inc. subsequent to the date hereof pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act.

       Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       Raritan Bancorp Inc. will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all documents incorporated herein by reference (except exhibits thereto). Such requests, in writing or by telephone, should be directed to:
Lucille H. Daniel, Secretary, Raritan Bancorp Inc., 9 West Somerset Street, Raritan, New Jersey, 08869, (908) 725-0080.


                          DOCUMENTS PROVIDED HEREWITH


       This Prospectus is accompanied by a copy of Raritan Bancorp's Annual Report to Shareholders for the year ended December 31, 1995 (the "1995 Annual Report").

                                    SUMMARY

       The following summary does not purport to be complete, and is qualified in its entirety by the more detailed information contained elsewhere in the Prospectus or in the documents incorporated by reference, including the Financial Statements and Notes thereto of Raritan Bancorp appearing in the 1995 Annual Report to Shareholders that accompanies this Prospectus.

RARITAN BANCORP INC.

       Raritan Bancorp, a Delaware Corporation, is a bank holding company whose only subsidiary is Raritan Savings, a New Jersey chartered stock savings bank the deposits in which are insured by the Federal Deposit Insurance Corporation (the "FDIC") primarily through the Bank Insurance Fund (the "BIF"). Raritan Bancorp was formed in 1987 at the direction of Raritan Savings in connection with Raritan Savings' conversion from a mutual to stock form of organization. The sole activity of Raritan Bancorp is its ownership of all of the issued and outstanding Common Stock of Raritan Savings. Raritan Savings was originally chartered in 1869.

       Raritan Savings is engaged primarily in the business of attracting deposits from the general public and originating residential mortgage, construction and consumer loans, and small business loans. In addition, a significant portion of its assets is invested in mortgage-backed and other securities. Raritan Savings conducts it business from its main office in Raritan and four additional retail banking offices located in Martinsville, Somerville, Warren and Whitehouse Station, New Jersey. At December 31, 1995, the Company had consolidated assets, deposits, and shareholders' equity of $354.8 million, $315.0 million, and $26.3 million, respectively.

       The Company's executive office is located at 9 West Somerset Street, Raritan, New Jersey 08869, and its telephone number is (908) 725-0080.

MANVILLE SAVINGS BANK

       Manville Savings is a New Jersey chartered mutual savings bank located in Manville, New Jersey . The primary business of Manville Savings consists of attracting deposits from the general public and originating residential mortgage and consumer loans. Manville Savings conducts its business from one office located at 313 South Main Street, Manville, New Jersey. Manville Savings' deposits are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"), and Manville Savings is a member of the Federal Home Loan Bank ("FHLB") of New York. As of December 31 1995, Manville Savings had assets of $15.3 million, deposits of $13.7 million and retained earnings of approximately $1.4 million.

SPECIAL CONSIDERATIONS

       Attention should be given to the matters discussed under "Special Considerations," which include a discussion of certain federal income tax consequences of the transaction to Eligible Account Holders; the potential adverse impact on Raritan Bancorp of changes in interest rates; extensive governmental regulation of the financial institution industry; no guaranteed discount; the possible decline in the market price for Raritan Bancorp Common Stock after the Conversion; the inability to sell Raritan Bancorp Common Stock until issuance and receipt of the certificates; the highly competitive environment in which the Company operates; and certain anti-takeover provisions with respect to Raritan Bancorp.

USE OF PROCEEDS


       Although the actual net proceeds from the sale of the Common Stock cannot be determined until the Offering is completed, it is presently anticipated that the net proceeds will be between $1,945,000 and $2,755,000, assuming that all shares of Conversion Stock are purchased by Eligible Account Holders at the EAH Actual Purchase Price. The net proceeds of the Offering will be invested by the Company in Raritan Savings and will be used by Raritan Savings for general corporate purposes, including the origination of mortgage, consumer, and business loans, and initially will be invested primarily in federal funds and investment grade, short-term marketable securities. In addition, Raritan Savings intends to establish a Residential Lending Program and a Small
Business

Lending Program, for an aggregate of $4.0 million, to increase Raritan Savings' lending in the Manville community. The Residential Lending Program will be a $2.0 million loan fund from which loans priced at .5% below Raritan Savings' normal lending rates will be originated. Loans under the Residential Lending Program will be targeted toward low and moderate income individuals and families in Manville who normally would not qualify for a loan according to Raritan Savings' standard underwriting guidelines. Low and moderate income households are defined as those whose aggregate income is 80% or less of the area's median income. The loan must be for the purchase, construction, or rehabilitation of a property that is located in Manville. The Small Business Lending Program will be a $2.0 million loan fund from which loans priced at .5% below Raritan Savings normal lending rates will be originated. Loans under the Small Business Lending Program will be targeted toward small business revitalization in Manville, and will be available for small business owners to improve and rehabilitate their property. Raritan Savings will not originate loans under either program, however, unless Raritan Savings believes that the borrower has demonstrated a reasonable probability of repayment.

DIVIDEND POLICY

       It is the current policy of the Company to pay a quarterly cash dividend of $.15 per share of common stock. Raritan Bancorp is subject to the requirements of Delaware law, which generally limit dividends to an amount equal to the excess of the net assets of Raritan Bancorp (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year. During the years ended December 31, 1995 and 1994, Raritan Bancorp declared and paid cash dividends totalling $.52 and $.46, respectively, per common share.

MARKET FOR RARITAN BANCORP COMMON STOCK


       Raritan Bancorp's Common Stock is quoted on the Nasdaq National Market under the symbol "RARB." As of May 10, 1996, Raritan Bancorp had approximately 550 shareholders of record, including brokerage firms, banks and registered clearing agencies acting as nominees for an indeterminate number of beneficial owners.

THE CONVERSION AND MERGER OF MANVILLE SAVINGS; THE OFFERING

       GENERAL. On March 23, 1994, Raritan Bancorp, Raritan Savings, and Manville Savings initially entered into the Acquisition Agreement, pursuant to which Manville Savings is to convert from a New Jersey-chartered mutual savings bank to a New Jersey-chartered stock savings bank by merging into Raritan Savings, and Raritan Bancorp is to issue shares of Conversion Stock in the Offering to the depositors of Manville Savings. The Conversion and Merger are being conducted pursuant to the Plan of Conversion. The Plan of Conversion and the merger of Manville Savings into Raritan Savings (the "Merger") have been approved by the Commissioner of Banking of the State of New Jersey (the "Commissioner"), and the FDIC has stated in writing that it intends to issue a letter of non-objection to the Conversion, and to approve the Merger, subject to, among other things, approval of the Plan of Conversion by Manville Savings' depositors. A special meeting of depositors for this purpose is to be held on June 3, 1996.


       In connection with, and prior to the completion of the Conversion and Merger, Manville Savings will pay a special cash bonus distribution to its depositors in an aggregate amount of $377,000, will distribute $125,000 as pension equivalency benefits to its employees, and will make charitable contributions in the aggregate amount of $25,000 for the benefit of non-profit, public service entities operating in, and dedicated to, the Manville community. These distributions were proposed by Manville Savings and Raritan Savings to address FDIC concerns regarding the proper distribution of value in a merger-conversion transaction, where a mutual institution mergers with an existing stock company rather than converting to stock form itself. See "The Conversion and Merger; The Offering -- Distribution to Depositors and Others."

       OFFERING PRIORITIES. The Plan of Conversion provides that, subject to certain maximum and minimum purchase limitations, subscription rights to purchase shares of Raritan Bancorp Common Stock in the Subscription Offering have been granted to (i) Manville Savings' account holders who had deposit accounts totalling $50 or more as of the close of business on June 30, 1993 (the "Eligibility Record Date," and such depositors "Eligible Account Holders"), (ii) Manville Savings' account holders who had deposit accounts totalling $50 or more as of the close of business on December 31, 1995 (the "Supplemental Eligibility Record Date," and such depositors "Supplemental Eligible Account Holders"), and (iii) depositors of Manville Savings as of the April 19, 1996 voting record date for the Special Meeting of depositors being held to approve the Plan of Conversion ("Voting Depositors"). Any shares of Conversion Stock not purchased in the Subscription Offering will be offered for sale in the Community Offering, with a preference first given to Raritan Bancorp's shareholders and then to natural persons residing in Somerset County, New Jersey, or under such other terms and conditions that may be established at any time prior to the closing of the Community Offering by the Board of Directors of Manville Savings and Raritan Bancorp.

       STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED. The total number of shares of Common Stock of Raritan Bancorp to be issued and sold in the Offering will be determined jointly by the Boards of Directors of Raritan Bancorp and Manville Savings and will be equal to the quotient obtained by dividing (i) the Independent Valuation as updated at the conclusion of the Offering by (ii) the average closing bid price per share of Raritan Bancorp's Common Stock as reported on the Nasdaq Stock Market during the twenty trading days ending on the day prior to the date of the closing of the Conversion, which will be the price per share of Conversion Stock paid by subscribers other than Eligible Account Holders (the "Actual Purchase Price"). THE PRICE PER SHARE OF CONVERSION STOCK PAID BY ELIGIBLE ACCOUNT HOLDERS (THE "EAH ACTUAL PURCHASE PRICE") WILL BE EQUAL TO 90% OF THE ACTUAL PURCHASE PRICE.


       ESTIMATED SUBSCRIPTION PRICE. Raritan Bancorp considered the average closing bid price of Raritan Bancorp's Common Stock as reported on the Nasdaq Stock market for the twenty trading days ending on the date the Registration Statement was declared effective and, after consultation with its financial advisors, such market and financial conditions that Raritan Bancorp deemed relevant in establishing the Estimated Subscription Price. The Estimated Subscription Price was established at an amount that Raritan Bancorp estimated would equal or exceed the Actual Purchase Price. In order to purchase Conversion Stock each purchaser must complete and submit an Order Form indicating the estimated number of shares (the "Estimated Subscription Shares") for which he is subscribing at the Estimated Subscription Price or EAH Estimated Subscription Price, as applicable. The actual number of shares purchased by subscribers (the "Actual Shares Purchased") will be equal to the total dollar amount of such subscriber's order divided by the Actual Purchase Price, or in the case of Eligible Account Holders, divided by the EAH Actual Purchase Price. Manville Savings and Raritan Bancorp reserve the right to refund subscription funds in lieu of issuing fractional shares, or permit subscribers to elect to receive additional whole shares in such process. The Actual Shares Purchased may be reduced in the event of an oversubscription. There can be no assurance that the actual price per share paid by subscribers will not exceed the Estimated Subscription Price, or that subscribers will not receive fewer shares than the number for which they subscribed. As of May ___, 1996, the average closing bid price for Raritan Bancorp Common Stock during the twenty trading day period ending on May __, 1996 was $__.__, which would have resulted in an Actual Purchase Price of $__.__ and an EAH Actual Purchase Price of $__.__.

       THE INDEPENDENT VALUATION. The estimate of the pro forma market value of Manville Savings as an entity merged with and into Raritan Savings (the "Independent Valuation") was performed by Professional Bank Services, Inc. ("PBS"), an independent appraisal firm experienced in the valuation and appraisal of savings institutions. On the basis of the review described herein, PBS determined the appraised value of Manville Savings as an entity merged with and into Raritan Savings to be $3,000,000 and the estimated valuation range to be between $2,550,000 and $3,450,000 as of December 6, 1995 (the "Valuation Range"). The Independent Valuation will be updated after the completion of the Offering. Such valuation, however, is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing Conversion Stock. PBS VALUED MANVILLE SAVINGS, BUT DID NOT VALUE THE SHARES OF RARITAN BANCORP COMMON STOCK OFFERED IN THE OFFERING. PBS did not independently verify the financial statements and other information provided by Manville Savings or Raritan Bancorp, nor did PBS value independently the assets or liabilities of Manville Savings, Raritan Bancorp, or Raritan Savings. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing shares in the Conversion will thereafter be able to sell such shares at prices at or above the price at which they purchased such shares.

       PURCHASE LIMITATIONS. The minimum number of shares of Conversion Stock for which any person may subscribe in the Subscription Offering or in the Community Offering, respectively, is that number of shares having an aggregate Actual Purchase Price or EAH Actual Purchase Price of $500, as applicable. No person, directly or indirectly or with an associate or a group acting in concert, may subscribe for or purchase in the aggregate more than 5% of the total number of shares of Conversion Stock offered in the Offering. Based on an issuance of 164,285 shares, the maximum purchase limitation will be 8,214 shares. However, the maximum purchase limitation may be decreased or increased.

       EXPIRATION DATE FOR THE SUBSCRIPTION OFFERING. The Subscription Offering will expire on June 3, 1996, unless extended for up to 45 days or such additional periods by Raritan Savings with the approval of the Department (the "Subscription Expiration Date"). Subscription rights which have not been exercised prior to the Subscription Expiration Date will become void. Raritan Bancorp will not execute orders until all shares of Common Stock have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold by July 18, 1996, unless such period is extended with the consent of the Commissioner, all funds will be returned promptly to the subscribers with interest and all withdrawal authorizations will be cancelled. If an extension is granted, Raritan Bancorp will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions. Such extensions may not go beyond June 3, 1998.

       COMMUNITY OFFERING. To the extent that shares remain available for purchase after satisfaction of all subscriptions of the Eligible Account Holders, Supplemental Eligible Account Holders and Voting Depositors, Raritan Bancorp will offer shares pursuant to the Plan of Conversion to certain members of the general public and in a direct community offering with preference given to Raritan Bancorp Shareholders and then to natural persons residing in Somerset County, New Jersey. THE OPPORTUNITY TO SUBSCRIBE FOR SHARES OF COMMON STOCK IN THE COMMUNITY OFFERING CATEGORY IS SUBJECT TO THE RIGHT OF RARITAN BANCORP, IN ITS SOLE DISCRETION, TO ACCEPT OR REJECT ANY SUCH ORDERS IN WHOLE OR IN PART EITHER AT THE TIME OF RECEIPT OF AN ORDER OR AS SOON AS PRACTICABLE FOLLOWING THE EXPIRATION DATE. The Community Offering may commence concurrently with, or as soon as practicable after the completion of, the Subscription Offering and must be completed by July 18, 1996, unless extended by Manville Savings and Raritan Bancorp with the approval of the Commissioner. The shares may be made available in the Community Offering through a direct community marketing program which may provide for utilization of a broker, dealer, consultant or investment banking firm, experienced and expert in the sale of savings institutions securities. Such entities may be compensated on a fixed fee basis or on a commission basis, or a combination thereof.

       PROCEDURE FOR PURCHASING SHARES IN SUBSCRIPTION AND COMMUNITY OFFERING. To purchase shares in the Subscription and Community Offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from Manville Savings' deposit account (which may be given by completing the appropriate blanks in the order form), must be received by Manville Savings or Raritan Savings at any of its offices by 3:00 p.m., New Jersey time on the Expiration Date. Order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. In addition, Raritan Bancorp will not accept an order submitted on photocopied or facsimile order forms. Raritan Bancorp has the right to waive or permit the correction of incomplete or improperly executed forms, but does not represent it will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of Raritan Bancorp unless the Conversion has not been completed by July 18, 1996, unless such period has been extended. IN ORDER TO ENSURE THAT ELIGIBLE ACCOUNT HOLDERS, SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS AND VOTING DEPOSITORS ARE PROPERLY IDENTIFIED AS TO THEIR STOCK PURCHASE PRIORITIES, DEPOSITORS AS OF THE ELIGIBILITY RECORD DATE, SUPPLEMENTAL ELIGIBILITY RECORD DATE AND/OR THE VOTING RECORD DATE MUST LIST ALL ACCOUNTS ON THE STOCK ORDER FORM GIVING ALL NAMES IN EACH ACCOUNT AND THE ACCOUNT NUMBER.

       Payment for subscriptions may be made (i) in cash if delivered in person at any branch office of Raritan Savings or Manville Savings, (ii) by check or money order, or (iii) by authorization of withdrawal from deposit accounts, other than checking accounts, maintained with Manville Savings. Interest will be paid on payments made by a check, or money order at Manville Savings' passbook rate of interest from the date payment is received until the completion or termination of the Conversion. If payment is made by authorization of withdrawal from deposit accounts (other than checking accounts), the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the Conversion, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Conversion.

       RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES. Prior to the completion of the Conversion, persons receiving subscription rights may not transfer them or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan of Conversion or the shares of Common Stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for his account. Each person exercising such subscription rights will be required to certify that he is purchasing shares solely for his own account and that he has no agreement or understanding regarding the sale or transfer of such shares. In addition, persons may not offer or make an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of Common Stock prior to the completion of the Conversion. Raritan Bancorp and Manville Savings will pursue any and all legal and equitable remedies in the event they become aware of the transfer of subscription rights and will not honor orders known by them to involve the transfer of such rights.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE CONVERSION

       It is a condition to the completion of the Conversion and Merger that Manville Savings and Raritan Bancorp receive a tax opinion (the "Tax Opinion") from Luse Lehman Gorman Pomerenk & Schick, P.C. (which Tax Opinion has been received, and is summarized hereby), to the effect that the Conversion and Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that, accordingly, no gain or loss will be recognized by:

       (a) Manville Savings, Raritan Bancorp and Raritan Savings as a result of the Conversion and Merger;

       (b) Raritan Bancorp as a result of the issuance of subscription rights to eligible account holders and other depositors ("Subscription Rights"), the lapse of any Subscription Rights or the receipt of money in exchange for the issuance of Raritan Bancorp Common Stock pursuant to the Offering.


       The Tax Opinion will not express an opinion as to the expected tax effects to Eligible Account Holders as a result of the Conversion and their ability to purchase Raritan Bancorp Common Stock at 90% of the Actual Purchase Price. These tax effects may include, among other things, the recognition of gain upon receipt or exercise of the Subscription Rights to the extent of their fair market value, which value may be substantial because the EAH Actual Purchase Price is likely to be substantially less than the fair market value of the Raritan Bancorp Common Stock purchased pursuant to the exercise of the Subscription Rights. Participants will probably not, however, recognize gain or loss as a result of obtaining savings accounts in Raritan Savings after the Conversion and their interests in the Liquidation Account in exchange for their savings accounts in Manville Savings as a mutual savings bank. See "Special Considerations--Certain Federal Income Tax Consequences of the Conversion" and "The Conversion and Merger; The Offering--Certain Federal Income Tax Consequences" for a more complete description of all anticipated material federal income tax consequences of the Conversion and the Offering.

REQUIRED REGULATORY APPROVALS AND CONSIDERATIONS

       The Commissioner has approved the Conversion and Merger and the Plan of Conversion, and the FDIC has issued a letter stating that it does not intend to object to the Conversion and Merger (the "Preliminary Non-objection Letter"). Such approvals and non-objections do not constitute a recommendation or endorsement by the Commissioner or FDIC of any of the transactions contemplated by the Plan of Conversion. The FDIC also indicated that it intends to approve the application filed by the parties as to the Merger. Consummation of the Conversion is subject to the approval of the Plan of Conversion by Manville Savings' Voting Depositors, the satisfaction of certain conditions contained in the approval of the Commissioner and the Preliminary Non-objection Letter of the FDIC and the satisfaction or waiver of certain conditions contained in the Acquisition Agreement.

                            SPECIAL CONSIDERATIONS

       The following special considerations, in addition to the information presented in this Prospectus, should be considered by prospective investors in deciding whether to purchase the Common Stock offered hereby.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

       Raritan Bancorp, Raritan Savings and Manville Savings have received a Tax Opinion to the effect that: (i) the Merger Conversion qualifies as a reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss will be recognized by Manville Savings or Raritan Savings as a result of such Merger Conversion; and (ii) no gain or loss will be recognized by Raritan Bancorp as a result of (a) the issuance of Subscription Rights to Eligible Account Holders, Supplemental Eligible Account Holders and Voting Depositors of Manville Savings (collectively, the "Depositors"), (b) the lapse of such Subscription Rights, or (c) the receipt of money or other property, if any, in exchange for the issuance of Raritan Bancorp Common Stock pursuant to the Offering. The foregoing is a summary of the Tax Opinion.

       The Subscription Rights issued to Eligible Account Holders will provide such persons the opportunity to purchase Conversion Stock at a price per share equal to 90% of the Actual Purchase Price (i.e., the price per share paid by subscribers other than Eligible Account Holders based on the average closing bid price per share of Raritan Bancorp's common stock as reported on the Nasdaq Stock Market during the twenty trading days ending on the day prior to the date of the closing of the Conversion). The federal income tax consequences of the receipt, exercise and lapse of Subscription Rights which are exercisable at a discount are uncertain, but they may be significant and could include the recognition of gain equal to the fair market value of such Subscription Rights. Those consequences present novel issues of tax law which are not addressed by any direct authorities and, to the extent related authorities do exist, they appear to be conflicting and inconclusive. Accordingly, the Tax Opinion will not express an opinion on those issues. Eligible Account Holders, however, should be aware of the following:

       (a) Eligible Account Holders who receive and exercise Subscription Rights may be required to recognize gain in an amount equal to the sum of: (i) the product of (a) the number of shares of Raritan Bancorp Common Stock received by the Eligible Account Holder pursuant to the exercise of Subscription Rights, multiplied by (b) the excess of the fair market value of a share of Raritan Bancorp Common Stock on the date such stock is purchased pursuant to the exercise of Subscription Rights (the "Purchase Date"), over the Purchase Price.

       (b) Eligible Account Holders who do not exercise their Subscription Rights may also be required to recognize gain as a result of the receipt of such rights. The amount of such gain should be equal to the product of (i) the number of Subscription Rights received by the Eligible Account Holders times
(ii) the excess of the fair market value of a share of Raritan Bancorp Common Stock on the date the Acquisition and Conversion is completed over the Purchase Price. However, such Eligible Account Holders should also be entitled to offset such gain with a corresponding loss upon the lapse of such Subscription Rights.

       (c) If Eligible Account Holders are required to recognize gain as the result of the receipt of Subscription Rights, Eligible Account Holders will be required to report such gain for federal income tax purposes, even though Eligible Account Holders who do not exercise all or a portion of the Subscription Rights allocated to them should be entitled to offset all or a portion of such gain with a corresponding loss to the extent such Subscription Rights are not exercised.

       (d) It does not appear that either Raritan Bancorp or Manville Savings is required under the Federal income tax laws as now in effect to determine or notify the Eligible Account Holders (on Form 1099 or otherwise) of the amount or character of the gain to be reported by each Eligible Account Holder or the year in which such gain should be reported for Federal income tax purposes.

       In the opinion of PBS, which opinion is not binding on the Internal Revenue Service ("IRS"), the Subscription Rights issued to Supplemental Eligible Account Holders and Voting Depositors do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the Common Stock at a price equal to the Actual Purchase Price. Assuming that, for the reasons set forth above, the Subscription Rights issued to Supplemental Eligible Account Holders and Voting Depositors have no value at the time issued, the Supplemental Eligible Account Holders and Voting Depositors will not recognize gain or loss upon the receipt of Subscription Rights or upon the exercise of Subscription Rights.


       No gain or loss will be required to be recognized by Subscribers who acquire shares in the Community Offering. The foregoing is a summary of all anticipated material federal income tax consequences of the Conversion and the Offering. See "The Conversion and Merger; The Offering--Certain Federal Income Tax Consequences" for a more complete description of all anticipated material federal income tax consequences of the Conversion and the Offering.

       ELIGIBLE ACCOUNT HOLDERS, DIRECTORS, OFFICERS AND EMPLOYEES OF
MANVILLE SAVINGS, TAX-EXEMPT PERSONS AND OTHER PERSON WHO ARE INTERESTED IN THE ACQUISITION, THE CONVERSION, OR THE OFFERING, ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE ACQUISITION, THE CONVERSION AND THE OFFERING, INCLUDING TAX REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

POTENTIAL ADVERSE IMPACT OF CHANGES IN INTEREST RATES

       Raritan Savings' profitability, like that of most financial institutions, depends to a large extent upon its net interest income, which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. Raritan Savings' net interest income, for example, could be adversely affected if changes in market interest rates resulted in the cost of interest-bearing liabilities increasing faster than any increase in the yield on Raritan Savings' interest-earning assets. Raritan Savings, like other savings institutions, uses a methodology that measures its exposure to interest rate risk based on its interest rate sensitivity gap. A gap is considered positive when the amount of interest sensitive assets exceeds the amount of interest sensitive liabilities. A gap is considered negative when the amount of interest sensitive liabilities exceeds the amount of interest sensitive assets. At December 31, 1995, Raritan Savings' cumulative one-year interest sensitivity gap (the difference, based on certain assumptions, between the amount of interest-earning assets anticipated by Raritan Savings to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by Raritan Savings, based on certain assumptions, to mature or reprice within one year) as a percentage of total assets was a negative 11.2%. As a result, based upon the methodology used by Raritan Savings, the yield on interest-earning assets of Raritan Savings may adjust to changes in interest rates at a slower rate than the cost of Raritan Savings' interest-bearing liabilities. Consequently, Raritan Savings' net interest income could be adversely affected during periods of rapidly rising interest rates. There can be no assurance, however, that the changes in Raritan Savings' actual net interest income will be consistent with those projected in the methodology. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Interest Rate Sensitivity Analysis" in the accompanying 1995 Annual Report for further discussion of Raritan Savings' exposure to interest rate risk, as well as any shortcomings in the methodology. Changes in interest rates also may impact the volume of mortgage loan originations as well as the value of Raritan Savings' investments in mortgage-backed securities, investment securities and other interest-earning assets.

EXTENSIVE GOVERNMENTAL REGULATION OF THE FINANCIAL INSTITUTION INDUSTRY

       Raritan Savings and Raritan Bancorp are subject to extensive regulation by the FDIC, the Commissioner and the Board of Governors of the Federal Reserve System (the "FRB"), and are periodically examined by such regulatory agencies to test compliance with various regulatory requirements. Such supervision and regulation is intended primarily for the protection of depositors and the deposit insurance fund, and not for the maximization of shareholder value. The lending and savings activities of Raritan Savings are also subject to various "consumer protection" laws that impose significant liability for noncompliance, whether intentional or not. Accordingly, the operations and profitability of financial institutions and their holding companies are significantly affected by legislation and the policies of the various federal banking agencies. Since 1989, numerous legislation has been enacted that imposes increased regulatory restrictions and obligations on the operations of financial institutions and mandates the development of regulations designed to empower regulators to take prompt corrective action with respect to institutions that fall below certain capital standards.

NO GUARANTEED DISCOUNT


       There can be no assurance that the EAH Actual Purchase Price will actually represent a discount from the market price of Raritan Bancorp Common Stock on the date the Conversion is completed. The Actual Purchase Price will be equal to the average closing bid price per share of Raritan Bancorp's Common Stock as reported on the Nasdaq Stock Market during the twenty trading days ending on the day prior to the date of the closing of the Conversion. THE EAH ACTUAL PURCHASE PRICE WILL BE EQUAL TO 90% OF THE ACTUAL PURCHASE PRICE. Because the EAH Actual Purchase Price and the Actual Purchase Price are determined with reference to the average closing price over a period of time rather than the actual market price of Raritan Bancorp Common Stock on the date the Conversion is completed, the market price of the Raritan Bancorp Common Stock could decline during the twenty-day averaging period so that by the date the Conversion is completed the market price may be less than the EAH Actual Purchase Price and/or the Actual Purchase Price. Moreover, there is no minimum or maximum Actual Purchase Price (or EAH Actual Purchase Price) and therefore the number of shares to be purchased by any subscriber, and the purchase price, will depend completely on the average closing bid price of the Common Stock during the twenty days prior to the date the Conversion is completed. See "The Conversion and Merger; The Offering--Stock Pricing and Number of Shares to be Issued" and "--Subscription Offering and Subscription Rights."

THE POSSIBLE DECLINE IN THE MARKET FOR COMMON STOCK AFTER THE CONVERSION

       Because the EAH Actual Purchase Price may be less than the market price of Raritan Bancorp Common Stock on the date the Conversion is completed, some Eligible Account Holders may be inclined to immediately sell Common Stock, purchased at the EAH Actual Purchase Price, in order to attempt to realize any such profit. In addition, it is possible that the receipt, exercise, or lapse of subscription rights may result in tax liability for certain Eligible Account Holders. In such case, Eligible Account Holders may also be inclined to sell Common Stock to realize sufficient cash to pay the tax liability resulting therefrom. Any such sales, depending on the volume and timing, could cause the market price of Raritan Bancorp Common Stock to decline. Purchasers should consider these possibilities in determining whether to purchase Conversion Stock and, if Conversion Stock is purchased, the timing of any future sale. The Common Stock is quoted on the Nasdaq National Market System.

INABILITY TO RESELL THE COMMON STOCK UNTIL THE ISSUANCE AND RECEIPT OF CERTIFICATES

       Except for shares issued to a person who is deemed an affiliate of Manville Savings or Raritan Bancorp for purposes of Rule 145 under the 1933 Act, Raritan Bancorp Common Stock issued pursuant to the Conversion will be freely transferable under the 1933 Act. However, until certificates for Raritan Bancorp Common Stock are delivered to purchasers, purchasers may not be able to sell the shares of Raritan Bancorp Common Stock for which they subscribe. Accordingly, during such period subscribers will bear the risk of any decline in the market price in the Raritan Bancorp Common Stock. Raritan Bancorp intends to mail the certificates representing Raritan Bancorp Common Stock issued in the Offering promptly following completion of the Conversion. See "Description of the Agreement and Plan--Resale of Raritan Bancorp Common Stock--How to Purchase Raritan Bancorp Common Stock in the Offering."

THE HIGHLY COMPETITIVE ENVIRONMENT IN WHICH THE BANK OPERATES

       The Bank faces significant competition in its market area both in attracting deposits and in originating loans. The Bank faces direct competition from a significant number of financial institutions, as well as other providers of financial services, operating in its market area, many with a state-wide or regional presence, and, in some cases, a national presence. This competition arises from commercial banks, savings institutions, mortgage banking companies, credit unions, brokerage firms, mutual funds and other providers of financial services, many of which are significantly larger than the Bank, and therefore have greater financial and marketing resources than those of the Bank.

ANTITAKEOVER PROVISIONS

       The Certificate of Incorporation and the Bylaws of Raritan Bancorp include certain provisions which may be considered to be antitakeover in nature because they may have the effect of discouraging or making more difficult the acquisition of control of Raritan Bancorp by means of an unsolicited tender or exchange offer, proxy contest or similar transaction. See "Restrictions on Acquisitions of Raritan Bancorp."

                     RARITAN BANCORP INC.  AND SUBSIDIARY
                       SELECTED FINANCIAL AND OTHER DATA

       The following tables set forth selected historical consolidated financial and other data of Raritan Bancorp for the periods and at the dates indicated. The information should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Raritan Bancorp in the 1995 Annual Report that accompanies this Prospectus.

                                                                                       At  December 31,
                                                           --------------------------------------------------------------------
                                                              1995          1994            1993         1992           1991
                                                            ---------     --------       ---------     -------       --------
BALANCE SHEET DATA:                                                                 (Dollars In Thousands)
 Total assets.........................................  $   354, 810     $   333,546   $   307,332   $   292,507   $   288,889
 Total net loans......................................       192,590         180,594       162,701       157,504       155,864
 Securities available-for-sale........................        50,547          40,456            --            --            --
 Investment securities, net...........................        61,406          86,224       121,074       111,666       108,846
 Deposits.............................................       315,038         296,166       281,333       268,223       266,465
 Shareholders' equity.................................        26,348          23,440        22,391        20,425        19,235

                                                                                   Year Ended December 31,
                                                           --------------------------------------------------------------------
                                                               1995           1994            1993         1992           1991
                                                             ---------      --------        ---------     -------       --------
                                                                         (Dollars In Thousands, Except Per Share Data)
OPERATING DATA:
Interest and fee income...............................   $    23,456      $   20,892      $   20,049   $    22,345   $    20,225
Interest expense......................................        13,007           9,992           9,230        11,706        12,820
                                                         -----------      ----------      ----------   -----------   -----------

Net interest income...................................        10,449          10,900          10,819        10,639         7,405
Provision for loan losses.............................           300             450           2,290           945           882


Net interest income after provision for loan losses...        10,149          10,450           8,529         9,694         6,523
Other income..........................................           658             702           2,658           726           398
Operating expenses....................................         6,593           6,721           7,432         6,986         5,299
                                                         -----------      ----------      ----------   -----------   -----------

Income before income tax expense and cumulative
  effect of accounting changes........................         4,214           4,431           3,755         3,434         1,622
Income tax expense....................................         1,542           1,577           1,352         1,482           710
Cumulative effect of accounting changes...............            --              --              13            --            --
                                                         -----------      ----------      ----------   -----------   -----------

Net income............................................   $     2,672      $    2,854      $    2,416   $     1,952   $       912
                                                         ===========      ==========      ==========   ===========   ===========
Net income per share (primary)(1).....................   $      1.63      $     1.78      $     1.53   $      1.29   $      0.60
                                                         ===========      ==========      ==========   ===========   ===========
Net income per share (fully diluted)(1)...............   $      1.63      $     1.78      $     1.52   $      1.29   $      0.60
                                                         ===========      ==========      ==========   ===========   ===========
Cash dividends per common share(1)....................   $      0.52      $     0.46      $     0.38   $      0.32   $      0.27
                                                         ===========      ==========      ==========   ===========   ===========
Book value per share..................................   $     17.66      $    15.52      $    14.83   $     13.53   $     12.13
                                                         ===========      ==========      ==========   ===========   ===========

                                                                             At or for the Year Ended December 31,
                                                            --------------------------------------------------------------------
                                                              1995             1994           1993           1992          1991
                                                            ---------        --------       ---------       -------      --------
SELECTED FINANCIAL RATIOS:
Return on average assets..............................          0.80%           0.88%           0.81%         0.67%         0.40%
Return on average equity..............................         10.53           12.33           11.22          9.84          4.78
Dividend payout ratio.................................         31.90           25.84           25.00         24.81         45.00
Average equity to average assets......................          7.64            7.14            7.20          6.84          8.28
Interest rate spread (2)..............................          2.84            3.19            3.51          3.50          2.87
Net yield on average interest-earning assets (2)......          3.30            3.52            3.79          3.85          3.40
Average interest-earning assets to average interest-
  bearing liabilities.................................          1.11x           1.10x           1.09x         1.08x         1.09x
Non-performing assets to total assets.................          0.35%           0.63%           1.17%         1.03%         1.69%

________________________
(1) Reflects the effect of a three-for-two stock split paid in the form of a stock dividend on December 1, 1993.
(2)    Calculated on a fully-taxable basis.

                             RARITAN BANCORP INC.

       Raritan Bancorp, a Delaware Corporation, is a bank holding company whose only subsidiary is Raritan Savings, a New Jersey chartered stock savings bank the deposits in which are insured by the FDIC primarily through the BIF. Raritan Bancorp was formed in 1987 at the direction of Raritan Savings in connection with Raritan Savings' conversion from a mutual to stock form of organization. The sole activity of Raritan Bancorp is its ownership of all of the issued and outstanding Common Stock of Raritan Savings. Raritan Savings was originally chartered in 1869. At December 31, 1995, the Company had consolidated assets, deposits, and shareholders' equity of $354.8 million, $315.0 million, and $26.3 million, respectively.

       Raritan Savings is engaged primarily in the business of attracting deposits from the general public and originating residential mortgage, construction and consumer loans, and small business loans. In addition, a significant portion of its assets is invested in securities. At December 31, 1995, conventional mortgage loans totalled $147.7 million, residential construction loans totalled $8.5 million, consumer loans totalled $28.9 million, and commercial business loans totalled $10.5 million. At such date, the Bank's investment in securities available-for-sale totalled $50.5 million, and in investment securities, net, totalled $61.4 million.

       It is Raritan Savings policy primarily to originate adjustable-rate mortgage loans. However, in order to meet the demands of borrowers in Raritan Savings' local lending area for long-term, fixed-rate mortgage loans in the current interest rate environment, Raritan Savings began originating such loans (both 15 and 30 year loans) in 1991. Of the $36.4 million of first mortgage loans disbursed during 1995, $1.2 million were fixed-rate, while the balance of $35.2 million were of an adjustable or short-term nature. Consumer and commercial lending disbursements totaled $21.5 million for 1995 and consisted primarily of loans which are tied to the prime lending rate and are of a short-term nature.

       Raritan Savings conducts it business from its main office in Raritan and four additional retail banking offices located in Martinsville, Somerville, Warren and Whitehouse Station, New Jersey. Raritan Savings considers its primary market area for deposits to be the Somerset and Hunterdon Counties, New Jersey, while its primary market area for lending is more widespread and includes Somerset and Hunterdon Counties, as well as contiguous municipalities in Morris, Middlesex, Union and Mercer Counties, New Jersey.

       Raritan Savings offers a wide range of services to both consumer and commercial customers. These services include consumer and commercial checking accounts, NOW and money market accounts, regular savings accounts, Prime Performance accounts, which rates are tied to the prime lending rate, market-rate certificates, IRA/Keogh accounts, automated teller machine (ATM) accessibility using the MAC(R) Plus(R) system, real estate mortgage loans, various consumer and commercial term and demand loans, and home equity lines of credit.

                                USE OF PROCEEDS

       Although the actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed, it is presently anticipated that the net proceeds from the sale of the Common Stock will be between $1,945,000 and $2,755,000. The net proceeds of the Offering will be invested by Raritan Bancorp in Raritan Savings, and will be used for general corporate purposes, including investment in residential mortgage loans, commercial business and consumer loans. It is expected that the net proceeds will initially be invested primarily in federal funds and investment grade, short-term marketable securities.

       In addition, Raritan Savings intends to use a portion of the proceeds of the Offering to establish a Residential Lending Program and a Small Business Lending Program, for an aggregate of $4.0 million, to increase Raritan Savings' lending in the Manville community. The Residential Lending Program will be a $2.0 million loan fund from which loans priced at .5% below Raritan Savings' normal lending rates will be originated. Loans under the Residential Lending Program will be targeted toward low and moderate income individuals and families in Manville who normally would not qualify for a loan according to Raritan Savings' standard underwriting guidelines. Low and moderate income households are defined as those whose aggregate income is 80% or less of the area's median income. The loan must be for the purchase, construction, or rehabilitation of a property that is located in Manville. The Small Business Lending Program will be a $2.0 million loan fund from which loans priced at .5% below Raritan Savings normal lending rates will be originated. Loans under the Small Business Lending Program will be targeted toward small business revitalization in Manville, and will be available for small business owners to improve and rehabilitate their property. Raritan Savings will not originate loans under either program, however, unless Raritan Savings believes that the borrower has demonstrated a reasonable probability of repayment.

                MARKET FOR THE COMMON STOCK AND DIVIDEND POLICY

       It is the current policy of the Company to pay a quarterly cash dividend of $0.15 per share of common stock. Raritan Bancorp is subject to the requirements of Delaware law, which generally limit dividends to an amount equal to the excess of the net assets of Raritan Bancorp (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year. During the years ended December 31, 1995 and 1994, Raritan Bancorp declared and paid cash dividends totalling $0.52 and $0.46, respectively, per common share.

       The payment of dividends by Raritan Bancorp is dependent upon the payment of dividends to Raritan Bancorp by Raritan Savings. Raritan Savings may pay cash dividends when its Board of Directors determines that dividend payments are appropriate, taking into account factors including, without limitation, Raritan Savings' net income, capital requirements, financial condition, alternative investment options, tax implications, prevailing economic conditions, industry practices, and other factors deemed to be relevant at the time. New Jersey law provides that no dividend may be paid unless, after the payment of such dividend, the capital stock of Raritan Savings will not be impaired and either Raritan Savings will have a statutory surplus of not less than 50% of its capital stock or the payment of such dividend will not reduce the statutory surplus of the Bank. The Bank has designated a capital surplus of $2.0 million, which is not available for the payment of dividends.

       Raritan Bancorp's Common Stock is quoted on the Nasdaq Stock Market under the symbol "RARB." The following table presents, for the periods indicated, the range of the high and low last sale prices for Raritan Bancorp's Common Stock as reported by Nasdaq, and the cash dividends paid.

                                      High          Low      Cash Dividends Paid
                                      ----          ---      -------------------
1994
- ----
Quarter Ended March 31, 1994         $15.50        $14.25           $.115
Quarter Ended June 30, 1994           16.75         14.50            .115
Quarter Ended September 30, 1994      18.00         16.00            .115
Quarter Ended December 31, 1994       18.50         17.00            .115

1995
- ----
Quarter Ended March 31, 1995         $21.75        $17.00           $ .13
Quarter Ended June 30, 1995           22.25         20.75             .13
Quarter Ended September 30, 1995      22.50         21.00             .13
Quarter Ended December 31, 1995       22.50         21.50           $ .13



1996
- ----
Quarter Ended March 31, 1996         $22.25        $21.00           $ .15
Quarter Ending June 30, 1996
 (Through _________ __, 1996)

       The last sale price on May , 1996, the day on which the registration statement was declared effective by the Securities and Exchange Commission, as reported on the Nasdaq National Market System, was $____. As of May __, 1996, Raritan Bancorp had approximately ___ shareholders of record, including brokerage firms, banks and registered clearing agencies acting as nominees for an indeterminate number of beneficial owners.

                                CAPITALIZATION

       The following table presents the consolidated capitalization of Raritan Bancorp at December 31, 1995 and the pro forma consolidated capitalization of Raritan Bancorp at such date after giving effect to the Conversion and Merger of Manville Savings into Raritan Savings and Raritan Bancorp's receipt of the estimated net proceeds from the sale of the Conversion Stock offered hereby, based on the assumptions set forth in the notes below.

                                                            Pro Forma Capitalization at December 31, 1995
                                                     -----------------------------------------------------------

                                                       Raritan       As Adjusted      As Adjusted    As Adjusted
                                                       Bancorp        for Total        for Total      for Total
                                                       Actual         Minimum(1)      Midpoint(1)     Maximum(1)
                                                     ----------       ----------      -----------     ----------
                                                                            (In Thousands)
Deposits (2)..............................            $315,038        $328,833        $328,833        $328,833
Borrowings................................              10,206          10,206          10,206          10,206
                                                      --------        --------        --------        --------
     Total deposits and borrowings........            $325,244        $339,039        $338,039        $339,039
                                                      ========        ========        ========        ========

Shareholders' equity:
  Preferred Stock, $.01 par value,
    2,000,000 shares authorized; shares
    to be issued as reflected.............            $     --        $     --        $     --        $     --
  Common Stock, $.01 par value,
    3,500,000 shares authorized;
    shares to be issued as reflected......                  17              17              17              17
  Additional paid-in capital..............              10,598          11,609          11,849          12,090
  Retained earnings.......................              17,801          17,801          17,801          17,801
Fair value adjustment of securities
  available-for-sale, net of tax..........                 416             416             416             416
Less: Unallocated common stock
     acquired by ESOP.....................                (206)           (206)           (206)           (206)
        Cost of common stock in treasury..              (2,278)         (1,089)(3)        (879)(3)        (670)(3)
                                                      --------        --------        --------        --------
           Total shareholders' equity.....             $26,348         $28,548         $28,998         $29,448
                                                      ========        ========        ========        ========

  Book value per share of Common Stock....              $17.66          $17.69          $17.74          $17.78
                                                      ========        ========        ========        ========

____________________________________
(1) Assumes all shares are sold in the Offering to Eligible Account Holders for 90% of the Estimated Subscription Price at the minimum, midpoint and maximum of the Valuation Range. The Actual Purchase Price may be higher or lower than the Estimated Subscription Price.

(2) Does not reflect withdrawals from deposit accounts for the purchase of Conversion Stock. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3) Assumes that the shares of Conversion Stock sold in the Offering are issued from treasury shares.

                                PRO FORMA DATA

       The following tables set forth selected unaudited pro forma financial data for Raritan Bancorp reflecting the Conversion and Merger, assuming that the Merger was accounted for using the purchase method of accounting and that the shares of Common Stock were sold in the Offering at the maximum of the Valuation Range. The pro forma statements of income information has been prepared assuming
(i) 164,285 shares of Raritan Bancorp Common Stock had been sold and issued from treasury shares at the beginning of the period at the EAH Estimated Subscription Price; (ii) total expenses of the Offering are $350,000; (iii) net proceeds from the Offering will be contributed to Raritan Savings and will be invested by Raritan Savings at 6.75%; and (iv) the effective tax rate of Raritan Savings for the year ended December 31, 1995, was 36.0%. No assurance can be given that the Conversion and Merger will be completed on the terms and conditions described herein.

PRO FORMA COMBINED CONDENSED BALANCE SHEET AS OF DECEMBER 31, 1995

       The following unaudited pro forma combined, condensed, consolidated balance sheet information reflects (i) the historical consolidated balance sheet of Raritan Bancorp as of December 31, 1995, and (ii) the pro forma combined condensed, consolidated balance sheet of Raritan Bancorp as of such date, after giving effect to the Conversion, and Merger and the estimated net proceeds from the sale of the Common Stock in the Offering at the maximum of the Valuation Range. The Conversion and the Merger has been reflected on the purchase accounting basis. Such pro forma financial information does not necessarily reflect what the actual results of Raritan Bancorp would be following completion of the Conversion and Merger. The information should be read in conjunction with the historical consolidated financial statements of Raritan Bancorp, including the notes thereto, which are included in the Raritan Bancorp's 1995 Annual Report to Shareholders, which is incorporated by reference in, and accompanies, this Prospectus.

                                                                 At December 31, 1995
                                                 ------------------------------------------------------
                                                 Raritan       Manville       Conversion      Pro-Forma
                                                 Bancorp       Savings        Adjustments      Combined
                                                 -------       -------        -----------      --------
                                                                             (In thousands)
Cash and cash equivalents.....................  $ 39,886       $  1,007       $  2,893/(1)/    $  43,786
Securities available-for-sale, at fair value..    50,547            128             --            50,675
Investment securities, net....................    61,406          1,058             --            62,464
Net loans.....................................   192,590         12,793            186/(2)/      205,569
Other assets..................................    10,381            362             28/(3)/       10,771
                                                --------       --------       --------         ---------
  Total assets................................  $354,810       $ 15,348       $  3,107         $ 373,265
                                                ========       ========       ========         =========

Deposits......................................  $315,038         13,685       $    110/(4)/    $ 328,833
Borrowings....................................    10,206             --             --            10,206
Other liabilities.............................     3,218            223          1,337/(5)/        4,778
                                                --------       --------       --------         ---------
  Total liabilities...........................   328,462         13,908          1,447           343,817
                                                --------       --------       --------         ---------

Shareholders' equity:
   Preferred stock............................        --             --             --                --
   Common stock...............................        17             --             --                17
   Additional paid-in capital.................    10,598             --          1,492/(6)/       12,090
   Retained earnings..........................    17,801          1,362         (1,362)/(7)/      17,801
   Fair value of adjustments of securities
     available-for-sale, net of tax...........       416             78            (78)/(8)/         416
   Unallocated common stock
     acquired by ESOP.........................      (206)            --             --              (206)
   Cost of common stock in treasury...........    (2,278)            --          1,608/(9)/         (670)
                                                --------       --------       --------         ---------
      Total shareholders' equity..............    26,348          1,440          1,660            29,448
                                                --------       --------       --------         ---------

  Total liabilities and shareholders' equity..  $354,810       $ 15,348       $  3,107         $ 373,265
                                                ========       ========       ========         =========

Book value per share..........................  $  17.66       $     --       $    .12         $   17.78
                                                ========       ========       ========         =========

___________________________


(1) Represents estimated net proceeds from sale of Raritan Bancorp common stock:

               164,285 shares at $18.90                $3,105,000
               less: estimated fees and expenses         (212,000)
                                                       ----------
                                                       $2,893,000
                                                       ==========


       Note: $138,000 of estimated fees and expsnses were paid prior to December 31, 1995.

(2)    Represents valuation premium on Manville Savings' net loans.


(3) Represents potential Federal income tax refund pertaining to Manville Savings' paying the aforementioned special cash bonus distribution to its depositors, distributing the pension equivalency benefits to its employees and making charitable contributions: $163,000; merger expenses paid prior to December 31, 1995: ($138,000); write-up of Manville Savings' banking

                                             (footnotes continued on next page)
       premises and equipment, net to estimated fair value: $25,000; the allocation of negative goodwill to the estimated fair value of Manville Savings' banking premises and equipment, net: ($97,000); net of related deferred income taxes: $35,000; and the deferred income taxes pertaining to valuation premiums on Manville Savings' deposits: $40,000.


(4)    Represents valuation premium on Manville Savings' deposits.


(5) Represents total of the aforementioned Manville Savings' accrual pertaining to the paying of the special cash bonus distribution to irs depositors: $377,000; distributing the pension equivalency benefits:
       $125,000; making charitable contributions: $25,000; deferred income tax liability pertaining to the valuation premium on loans: $67,000; and the recording of negative goodwill: $743,000.


(6) Represents total issue price of Raritan Bancorp common stock based on the Actual Purchase Price (164,285 shares x $21.00, or $3,450,000) less cost of treasury shares issued (164,285 shares x $9.79, or $1,608,00) less estimated fees and expenses: $350,000.


(7)    Elimination of Manville Savings' retained earnings.


(8) Elimination of Manville Savings' fair value adjustment of securities available-for-sale, net of tax.


(9) Issuance of 164,285 shares (at $9.79) of Raritan Bancorp common stock.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 1995

       The following unaudited pro forma combined condensed consolidated statement of income reflects the historical consolidated statement of income of Raritan Bancorp for the year ended December 31, 1995, and the pro forma combined condensed statement of income of Raritan Bancorp, after giving effect to the Conversion and Merger. The pro forma combined condensed statement of income for the year ended December 31, 1995 was prepared on the assumption that the transactions had been effective as of January 1, 1995 and assumes 164,285 conversion shares sold at the maximum of the Valuation Range. Such pro forma financial information does not necessarily reflect what the actual results of Raritan Bancorp would be following completion of the Conversion and Merger. The information should be read in conjunction with the historical consolidated financial statements of Raritan Bancorp, including the notes thereto, which are included in the Raritan Bancorp's 1995 Annual Report to Shareholders, which is incorporated by reference in, and accompanies, this Prospectus.

                                                            For the Year Ended December 31, 1995
                                               ------------------------------------------------------------
                                                            (In thousands, except per share data)
                                               Raritan        Manville        Conversion          Pro-Forma
                                               Bancorp        Savings         Adjustments          Combined
                                               -------        -------         -----------          --------
Interest Income..........................     $   23,456        $ 1,122        $    149/(1)/     $   24,727
Interest expense.........................         13,007            527             (22)/(2)/        13,512
                                              ----------        -------        -----------       ----------

Net interest income......................         10,449            595             171              11,215

Provision for loan losses................            300              2                                 302
                                              ----------        -------        --------          ----------

Net interest income after provision for
 loan losses.............................         10,149            593             171              10,913

Other income.............................            658             21              --                 679
                                              ----------        -------        --------          ----------

Operating expenses (credit)..............          6,593            423            (149)/(3)/         6,867
                                              ----------        -------        --------          ----------

Income before income tax expense.........          4,214            191             320               4,725

Income tax expense.......................          1,542             60              62/(4)/          1,664
                                              ----------        -------        --------          ----------

Net income...............................     $    2,672        $   131        $    258          $    3,061
                                              ==========        =======        ========          ==========

Net income per share (fully diluted).....     $     1.63        $              $   0.07          $     1.70
                                              ==========        =======        ========          ==========

Average number of fully-diluted
  shares outstanding.....................      1,638,747             --        164,285           1,803,032
                                              ==========        =======        =======           =========

___________________________

/(1)/ Reflects earnings of $186,000 on the estimated net proceeds of $2,755,000, invested at 6.75% (yield on 1-year U.S. Treasury Note at January 1, 1995);and amortization ($37,000) of valuation premium on net loans ($186,000) amortized over five years);

/(2)/ Consists of accretion ($22,000) of valuation premium on deposits ($110,000 amortized over five years.)

/(3)/ Reflects the accretion of negative goodwill ($743,000 accretion over five years.)

/(4)/ Income tax effect assuming an income tax rate of 36% on: earnings on investment of the estimated net proceeds of the offering, $186,000; amortization of the valuation premium on net loans, ($37,000); and accretion of the valuation premium on deposits, $22,000.

                    THE CONVERSION AND MERGER; THE OFFERING

       THE BOARD OF DIRECTORS OF MANVILLE SAVINGS AND THE COMMISSIONER HAVE APPROVED, AND THE FDIC HAS INDICATED THAT IT INTENDS TO ISSUED A LETTER OF NON-OBJECTION TO THE PLAN OF CONVERSION, SUBJECT TO APPROVAL BY THE DEPOSITORS OF MANVILLE SAVINGS ENTITLED TO VOTE ON THE MATTER AND THE SATISFACTION OF CERTAIN OTHER CONDITIONS. SUCH APPROVAL AND NONOBJECTION, HOWEVER, DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN OF CONVERSION BY THE COMMISSIONER OR THE FDIC.

GENERAL

       On March 23, 1994, Raritan Bancorp, Raritan Savings, and Manville Savings entered into the Acquisition Agreement, pursuant to which Manville Savings will be converted from a New Jersey-chartered mutual savings bank to a New Jersey-chartered stock savings bank by merging into Raritan Savings, and Raritan Bancorp will issue shares of Conversion Stock in the Offering. The Conversion is also being conducted pursuant to the Plan of Conversion. The Plan of Conversion was approved by the Commissioner and the FDIC has indicated its intention to issue a letter of non-objection to the Conversion and Merger, subject to, among other things, approval of the Plan of Conversion by Manville Savings' depositors. A special meeting of depositors has been called for this purpose to be held on June 3, 1996.

       The Acquisition Agreement may be terminated at any time prior to the date on which the Conversion is completed (the "Closing Date") by the mutual consent in writing of the parties or by either party if the other party has materially breached the Acquisition Agreement and the breach has not been cured within 15 days of receiving written notice of such breach. Either party also may terminate the Acquisition Agreement at the Closing Date if the required conditions precedent to the obligation of such party to consummate the Conversion have not been satisfied or fulfilled. The Acquisition Agreement may be terminated at any time if the required regulatory approvals for the Conversion are not obtained and the time periods for appeals and requests for reconsideration have run. The Acquisition Agreement also may be terminated by either party if the Closing Date has not occurred prior to July 31, 1996.
Copies of the Acquisition Agreement are available without charge from Raritan Bancorp by a written request addressed to the Secretary of Raritan Bancorp Inc., 9 West Somerset Street, Raritan Bancorp, New Jersey 08869 or by a telephone call to (908) 725-0080.

       The Plan of Conversion provides that, subject to certain maximum and minimum purchase limitations, subscription rights to purchase shares of Raritan Bancorp Common Stock in the Subscription Offering have been granted to (i) Manville Savings' account holders who had deposit accounts totaling $50 or more as of the close of business on June 30, 1993 (the "Eligibility Record Date," and such depositors "Eligible Account Holders"), (ii) Manville Savings' account holders who had deposit accounts totaling $50 or more as of the close of business on December 31, 1995 (the "Supplemental Eligibility Record Date," and such depositors "Supplemental Eligible Account Holders"), and (iii) depositors of Manville Savings as of the April 19, 1996 voting record date for the Special Meeting of depositors being held to approve the Plan of Conversion ("Voting Depositors"). Any shares of Conversion Stock not purchased in the Subscription Offering will be offered for sale in the Community Offering, with a preference first to Raritan Bancorp's shareholders and then to natural persons residing in Somerset County, New Jersey, or under such other terms and conditions that may be established at any time prior to the closing of the Community Offering by the Board of Directors of Manville Savings and Raritan Bancorp. The aggregate purchase price of the shares of Raritan Bancorp Common Stock to be issued in the Offering has been determined based upon an independent appraisal of the estimated pro forma value of Manville Savings.

DISTRIBUTION TO DEPOSITORS AND OTHERS

       In connection with, and prior to the completion of the Conversion and Merger, Manville Savings will pay a special cash bonus distribution to its depositors in an aggregate amount of $377,000, will distribute $125,000 as pension equivalency benefits for the beneift of its employees, and will make charitable contributions in the aggregate amount of $25,000 for the benefit of non-profit, public service entities operating in, and dedicated to, the Manville community. Manville's plan for the cash bonus interest distribution to depositors is to take all persons who received cash interest on a deposit account during calendar year 1993, as reported to the Internal Revenue Service (the "IRS") on Forms 1099, and to allocate the $377,000 to each such person in proportion that the interest payments received by that person bears to the total interest paid by Manville Savings during 1993. The total interest payments reported to the IRS by Manville Savings for 1993 was $401,046. By way of example, a depositor who received a Form 1099 from Manville Savings for $2,500 for 1993, would receive a distribution of $2,350.10 ($2,500 divided by $401,046 times $377,000) in connection with the Merger Conversion. The total interest paid to Manville Savings directors as a group for 1993, as reported to the IRS on the Forms 1099, was $7,155. Accordingly, these insiders would be entitled to receive, in the aggregate, $6,726, or 1.78%, of the total distribution.

       The pension equivalency benefit of $125,000 would be paid to the employees of Manville Savings. Manville Savings has never offered a defined benefit pension plan or a 401(k) type of plan for its employees, due to the costs associated with such plans and Manville Savings small size. Since 1987, the only benefit plan that has been maintained by Manville Savings is a profit sharing plan, which is funded by contributions to this Plan, the amount of which is determined at the sole discretion of Manville Savings' Board. There is no minimum contribution required and the maximum contribution permitted by IRS regulations is 15% of qualifying salaries. For the years 1987 through 1994, Manville Savings' qualifying salaries totaled $974,813. This would have permitted an aggregate, cumulative contribution by Manville Savings to this Plan since 1987 of $146,222. During this period of time, Manville Savings' actual contributions to this Plan totaled $53,160. The $125,000 pension equivalency benefit will be distributed to the benefit of each employee in accordance with the rules of allocation set forth in the IRS-approved Profit Sharing Plan. To the extent permitted by IRS regulations, an additional contribution would be made into the Profit Sharing Plan with respect to either or both of 1995 and 1996. Any excess that was not permitted to be made directly to the Profit Sharing Plan would be paid directly to the individual employees as a bonus.

       Manville Savings has made very modest charitable contributions over its 75 year history. The annual level of charitable contributions has averaged $684 during the past eight years (1994-$817; 1993-$636; 1992-$915; 1991-$680; 1990-
$845; 1989-$575; 1988-$646; 1987-$360). Accordingly, the proposed distribution in connection with the Merger Conversion is above and beyond the typical level of charitable distribution made by Manville Savings. The special distribution would recognize the contribution to the community-at-large of select, Manville-specific organizations.


STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED

       The total number of shares of Common Stock of Raritan Savings to be issued and sold by Raritan Bancorp in the Offering will be determined jointly by the Boards of Directors of Raritan Bancorp and Manville Savings and will be equal to the quotient obtained by dividing (i) the Independent Valuation as updated at the conclusion of the Offering by (ii) the average closing bid price per share of Raritan Bancorp's Common Stock as reported on the Nasdaq National Market System during the twenty trading days ending on the day prior to the date of the closing of the Conversion, which will be the price per share of Conversion Stock paid by subscribers other than Eligible Account Holders (the "Actual Purchase Price"). THE PRICE PER SHARE OF CONVERSION STOCK PAID BY ELIGIBLE ACCOUNT HOLDERS (THE "EAH ACTUAL PURCHASE PRICE") WILL BE EQUAL TO 90% OF THE ACTUAL PURCHASE PRICE.

       Raritan Bancorp considered the average closing bid price of Raritan Bancorp's Common Stock as reported on the Nasdaq National Market System for the twenty trading days ending on the date the Registration Statement was declared effective and, after consultation with its financial advisors, such market and financial conditions that Raritan Bancorp deemed relevant in establishing the Estimated Subscription Price. The Estimated Subscription Price was established at an amount that Raritan Bancorp estimated would equal or exceed the Actual Purchase Price. In order to purchase Conversion Stock each purchaser must complete and submit an Order Form indicating the estimated number of shares (the "Estimated Subscription Shares") for which he is subscribing at the Estimated Subscription Price, or the EAH Estimated Subscription Price, as applicable. The actual number of shares purchased by subscribers (the "Actual Shares Purchased") will be equal to the total dollar amount of such subscriber's order divided by the Actual Purchase Price, or in the case of Eligible Account Holders, divided by the EAH Actual Purchase Price. Manville Savings and Raritan Bancorp reserve the right to refund subscription funds in lieu of issuing fractional shares, or permit subscribers to elect to receive additional whole shares in such process. The

Actual Shares Purchased may be reduced in the event of an oversubscription. There can be no assurance that the actual price per share paid by subscribers will not exceed the Estimated Subscription Price, or that subscribers will not receive fewer shares than the number for which they subscribed.

       Eligible Account Holders are eligible to participate in the Subscription Offering as a Supplemental Eligible Account Holder or Voting Depositor to the extent such subscribers qualify as such and there are shares available for purchase by such person, and are eligible to participate in the Community Offering to the extent there are shares available. The purchase price for shares purchased by Eligible Account Holders will be less than the purchase price paid by other purchasers, if any, in the Offering. Any such person who subscribes for Raritan Bancorp Common Stock will be deemed not to have subscribed as an Eligible Account Holder unless and to the extent such person affirmatively elects on the stock order form to subscribe for shares as an Eligible Account Holder. Those persons who affirmatively elect to subscribe for shares as an Eligible Account Holder will be entitled to a higher priority in the event of an oversubscription for the shares of Raritan Bancorp Common Stock in the Subscription Offering and/or the Community Offering than those who do not subscribe for shares as an Eligible Account Holder. Thus, in the event of an oversubscription, shares may not be available to fill the subscriptions of those Eligible Account Holders who do not make the election described above. Raritan Bancorp and Manville Savings cannot predict the likelihood of an oversubscription. In addition, there are certain important differences in the tax consequences between participating in the Subscription Offering as an Eligible Account Holder and not participating as an Eligible Account Holder, including the fact that purchasers that do not participate as Eligible Account Holders should not recognize income as a result of purchasing shares, whereas Eligible Account Holders who elect to purchase shares as such will recognize gain attributable to the receipt of Subscription Rights.

THE INDEPENDENT VALUATION

       The estimate of the pro forma market value of Manville Savings as an entity merged with and into Raritan Savings as determined by an independent appraiser (the "Independent Valuation") was performed by Professional Bank Services, Inc. ("PBS"), a firm experienced in the valuation and appraisal of savings institutions. PBS is headquartered in Louisville, Kentucky and has an office in Washington, D.C. PBS is not affiliated with Raritan Bancorp or Manville Savings. For its services in preparing the Independent Valuation, PBS will receive a fee of $25,000. PBS was hired by Manville Savings on the basis of its reputation and the fees that it offered to charge. Raritan Savings and Raritan Bancorp have agreed to indemnify PBS and its employees and affiliates against certain losses (including any losses in connection with claims under the federal securities laws) arising out of its services as appraiser, except where PBS's liability results from its negligence or bad faith. In determining the Independent Valuation, PBS reviewed, among other factors, Manville Savings' audited financial statements for the five years ended December 31, 1995. PBS also examined the economy in Manville Savings' primary market area and the competitive environment in which it operates, and compared its operating performance with that of selected segments of the thrift industry and selected publicly traded thrift institutions. PBS also reviewed conditions in the securities markets in general and for thrift institution stocks in particular. Similarly, when PBS updates the Independent Valuation following the expiration of the Offering, it intends to consider, among other things, any new developments or changes in Manville Savings' performance, financial condition and management policies, and conditions in the equity markets for thrift institution stock.

       On the basis of the foregoing, PBS determined the appraised value of Manville Savings as an entity merged with and into Raritan Savings to be $3,000,000 and the estimated valuation range to be between $2,550,000 and $3,450,000 as of December 6, 1995 (the "Valuation Range"). The Independent Valuation will be updated again after the completion of the Offering. Such valuation, however, is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing Conversion Stock. PBS VALUED MANVILLE SAVINGS, BUT DID NOT VALUE THE SHARES OF RARITAN BANCORP COMMON STOCK OFFERED IN THE OFFERING. PBS did not independently verify the financial statements and other information provided by Manville Savings, nor did PBS value independently the assets or liabilities of Manville Savings, Raritan Bancorp, or Raritan Savings. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing shares in the Conversion will thereafter be able to sell such shares at prices at or above the price at which they purchased such shares.

       If, upon completion of the Subscription and Community Offering, at least the minimum number of shares are subscribed for, PBS, after taking into account factors similar to those involved in its prior appraisal, will update the Independent Valuation, and determine its estimate of the pro forma market value of Manville Savings as an entity merged with and into Raritan Savings, as of the close of the Subscription and Community Offering.

       If the updated Independent Valuation is either more than the maximum of the Valuation Range or less than the minimum of the Valuation Range, Raritan Bancorp and Manville Savings, after consulting with the Commissioner and the FDIC, may terminate the Plan of Conversion and return all funds promptly with interest at Raritan Savings' passbook rate of interest on payments made by check or money order, extend or hold a new Subscription and Community Offering, establish a new Valuation Range, commence a resolicitation of subscribers or take such other actions as permitted by the Commissioner and FDIC in order to complete the Conversion. In the event that a resolicitation is commenced, unless an affirmative response is received within a reasonable period of time, all funds will be promptly returned to investors as described above. A resolicitation, if any, following the conclusion of the Subscription and Community Offering would not exceed 45 days unless further extended by the Commissioner or FDIC for periods of up to 90 days not to extend beyond June 3, 1998.

       Notwithstanding the foregoing, no sale of Conversion Stock may be consummated unless, prior to such consummation, PBS confirms to Manville Savings and Raritan Bancorp and to the Commissioner that, to the best knowledge of PBS, nothing of a material nature has occurred which, taking into account all relevant factors, would cause PBS to conclude that the aggregate value of the Conversion Stock at the Actual Purchase Price is incompatible with its estimate of the aggregate consolidated pro forma market value of Manville Savings as an entity merged with and into Raritan Savings. If such confirmation is not received, Manville Savings and Raritan Bancorp may cancel, extend, reopen, or hold new Subscription and Community Offerings, establish a new Independent Valuation Range, or take such other action as the Commissioner may permit.

       Copies of the appraisal report of PBS and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at the main office of Manville Savings and the other locations specified under "Additional Information."

PURCHASE LIMITATIONS

       The minimum number of shares of Conversion Stock for which any person may subscribe in the Subscription Offering or in the Community Offering, respectively, is that number of shares having an aggregate Actual Purchase Price or EAH Actual Purchase Price of $500, as applicable.

       No person, directly or indirectly or with an associate or a group acting in concert, may subscribe for or purchase in the aggregate more than 5% of the number of shares of Conversion Stock issued in the Offering. Based on the sale of 164,285 shares of Raritan Bancorp Common Stock, the maximum purchase limitation is 8,214 shares. However, the maximum purchase limitation may be decreased below 5% or increased to 9.9%; provided, that orders for Conversion Stock exceeding 5% of the shares being offered shall not exceed in the aggregate 10% of the total offering. Requests to purchase additional shares of the Conversion Stock in the event that the purchase limitation is so increased will be determined by the Boards of Directors of Raritan Bancorp and Manville Savings in their sole discretion.

       In the event of a decrease in the Independent Valuation, the orders of persons who subscribed for the maximum number of shares will be reduced. In the event of a resolicitation, subscribers will be afforded the opportunity to increase, decrease or maintain their previously submitted order. In the event no change from the previous order is desired, no action need be taken.

       If purchasers cannot be found for an insignificant residue of unsubscribed shares from the general public, other purchase arrangements will be made by the Boards of Directors of Raritan Savings and Raritan Bancorp, if possible. Such other purchase arrangements will be subject to the approval of the Commissioner and may provide for purchases by directors, officers, their associates and other persons in excess of the limitations provided below. If such other purchase arrangements cannot be made, the Plan of Conversion will terminate.

SUBSCRIPTION OFFERING AND SUBSCRIPTION RIGHTS

       In accordance with the Plan of Conversion, rights to subscribe for the purchase of Common Stock have been granted under the Plan of Conversion to the following persons in the following order of descending priority:

       PRIORITY 1: ELIGIBLE ACCOUNT HOLDERS. Each Eligible Account Holder will receive, without payment therefor, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of: 5% of the shares of Common Stock issued in the Offering (or 8,214 shares of Conversion Stock offered based on the issuance of 164,285 shares); or one-tenth of one percent (.10%) of the total offering of shares of Common Stock; or fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the Eligible Account Holder's qualifying deposit and the denominator is the total amount of qualifying deposits of all Eligible Account Holders, in each case on the Eligibility Record Date, subject to the overall purchase limitation. See "--Limitations on Common Stock Purchases." If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated to subscribing Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled.
To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in less shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of Raritan Savings or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the twelve months preceding the Eligibility Record Date.

       PRIORITY 2: SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS. To the extent there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, each Supplemental Eligible Account Holder shall have the opportunity to purchase up to the greater of: 5% of the shares of Common Stock issued in the Offering (or 8,214 shares of Common Stock based on the issuance of 164,285 shares); or one-tenth of one percent (.10%) of the total offering of shares of Common Stock; or fifteen times the product obtained by multiplying the total number of shares to be issued in the Offering by a fraction where the numerator is the Supplemental Eligible Account Holder's qualifying deposit and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case on the Supplemental Eligibility Record Date subject to the overall purchase limitations set forth herein. In the event Supplemental Eligible Account Holders subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders and the Employee Plans is in excess of the total number of shares offered in the Offering, the subscriptions of Supplemental Eligible Account Holders will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each subscribing Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated to each subscribing Supplemental Eligible Account Holder whose subscription remains unfilled in the same proportion that such subscriber's qualifying deposits on the Supplemental Eligibility Record Date bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

       PRIORITY 3: VOTING DEPOSITORS. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by the and Eligible Account Holders Eligible Account Holders and Supplemental Eligible Account Holders, each Voting Depositor will receive, without payment therefor, nontransferable subscription rights to subscribe for Common Stock in the Subscription Offering up to the greater of: 5% of the shares of Common Stock issued in its Offering (or 8,214 shares of Common Stock based on the issuance of 164,285 shares); or one-tenth of one percent (.10%) of the total offering of shares of Common Stock. See "--Limitations on Common Stock Purchases." In the event the Voting Depositors subscribe for a number of shares which, when added to the shares subscribed for by Supplemental Eligible Account Holders and Eligible Account Holders, is in excess of the total number of shares offered in the Conversion, the subscriptions of such Voting Depositors will be allocated among subscribing Voting Depositors on a pro rata basis in the same proportion as a subscriber's total votes on the Record Date for the Special Meeting bears to the total votes of all subscribing Voting Depositors on such date.

       EXPIRATION DATE FOR THE SUBSCRIPTION OFFERING. The Subscription Offering will expire on June 3, 1996, unless extended for up to 45 days or such additional periods by Raritan Savings with the approval of the Commissioner (the "Subscription Expiration Date"). Subscription rights which have not been exercised prior to the Subscription Expiration Date will become void.

       Raritan Savings will not execute orders until all shares of Common Stock have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Subscription Expiration Date, unless such period is extended with the consent of the Commissioner, all funds delivered to Raritan Savings pursuant to the Subscription Offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond the 45 day period following the Subscription Expiration Date is granted, Raritan Savings will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions. Such extensions may not go beyond June 3, 1998.

       PERSONS IN NONQUALIFIED STATES OR FOREIGN COUNTRIES. Raritan Bancorp will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the Plan of Conversion reside. However, Raritan Bancorp is not required to offer stock in the Subscription Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which (i) a small number of persons otherwise eligible to subscribe for shares of Common Stock reside in such state; or (ii) Raritan Bancorp determines that compliance with the securities laws of such state would be impracticable for reasons of cost or otherwise, regarding but not limited to a request that Raritan Bancorp and Raritan Savings or their officers, directors or trustees, under the securities laws of such state, register as a broker, dealer, salesman or selling agent or to register or otherwise qualify the subscription rights or Common Stock for sale or subject any filing with respect thereto in such state. Where the number of persons eligible to subscribe for shares in one state is small, Raritan Savings and Raritan Bancorp will base their decision as to whether or not to offer the Common Stock in such state on a number of factors, including the size of accounts being held by account holders in the state, the cost of registering or qualifying the shares or the need to register Raritan Bancorp, its officers, directors or employees as brokers, dealers or salesmen.

       ESTIMATED SUBSCRIPTION PRICE. Raritan Bancorp considered the average closing bid price of Raritan Bancorp's Common Stock as reported on the Nasdaq National Market System for the twenty trading days ending on the date the Registration Statement was declared effective and, after consultation with its financial advisors, such market and financial conditions that Raritan Bancorp deemed relevant in establishing the Estimated Subscription Price. The Estimated Subscription Price was established at an amount that Raritan Bancorp estimated would equal or exceed the Actual Purchase Price. In order to purchase Conversion Stock each purchaser must complete and submit an Order Form indicating the estimated number of shares (the "Estimated Subscription Shares") for which he is subscribing at the Estimated Subscription Price or EAH Estimated Subscription Price, as applicable. The actual number of shares purchased by subscribers (the "Actual Shares Purchased") will be equal to the total dollar amount of such subscriber's order divided by the Actual Purchase Price, or in the case of Eligible Account Holders, divided by the EAH Actual Purchase Price. Manville Savings and Raritan Bancorp reserve the right to refund subscription funds in lieu of issuing fractional shares, or permit subscribers to elect to receive additional whole shares in such process. The Actual Shares Purchased may be reduced in the event of an oversubscription. There can be no assurance that the actual price per share paid by subscribers will not exceed the Estimated Subscription Price, or that subscribers will not receive fewer shares than the number for which they subscribed.

COMMUNITY OFFERING

       To the extent that shares remain available for purchase after satisfaction of all subscriptions of the Eligible Account Holders, Supplemental Eligible Account Holders and Voting Depositors, Raritan Bancorp will offer shares pursuant to the Plan of Conversion to certain members of the general public and in a direct community offering with preference given to Raritan Bancorp Shareholders and then to natural persons residing in Somerset County, New Jersey. Such persons, together with associates of and persons acting in concert with such persons, may purchase up to 5% of the shares offered in the Subscription and Community Offering ( or 8,214 shares based on the issuance of 164,285 shares) subject to the maximum purchase limitation. See "--Limitations on Common Stock Purchases." THE OPPORTUNITY TO SUBSCRIBE FOR SHARES OF COMMON STOCK IN THE COMMUNITY OFFERING CATEGORY IS SUBJECT TO THE RIGHT OF RARITAN SAVINGS AND RARITAN BANCORP, IN THEIR SOLE DISCRETION, TO ACCEPT OR REJECT ANY SUCH ORDERS

IN WHOLE OR IN PART EITHER AT THE TIME OF RECEIPT OF AN ORDER OR AS SOON AS PRACTICABLE FOLLOWING THE EXPIRATION DATE. Neither Raritan Savings nor Raritan Bancorp have established defined criteria pursuant to which subscriptions would be rejected in the Community Offering. If Raritan Savings or Raritan Bancorp, as the case may be, increases the maximum purchase limitation, Raritan Savings or Raritan Bancorp, as the case may be, is only required to solicit persons who subscribed for the maximum purchase amount and may, in the sole discretion of Raritan Savings or Raritan Bancorp, as the case may be, resolicit certain other large subscribers. In the event that the maximum purchase limitation is increased above 5%, such limitation may be further increased to 9.99% provided that orders for Common Stock exceeding 5% of the shares being offered shall not exceed in the aggregate 10% of the total offering. Requests to purchase additional shares of the Common Stock in the event that the purchase limitation is so increased will be determined by the Board of Directors of Raritan Savings and Raritan Bancorp in their sole discretion.

       The Community Offering may commence concurrently with, or as soon as practicable after the completion of, the Subscription Offering and must be completed within 45 days after the last day of the Subscription Offering, unless extended by Manville Savings and Raritan Bancorp with the approval of the Commissioner. The shares may be made available in the Community Offering through a direct community marketing program which may provide for utilization of a broker, dealer, consultant or investment banking firm, experienced and expert in the sale of savings institutions securities. Such entities may be compensated on a fixed fee basis or on a commission basis, or a combination thereof.

       If orders are received in the Community Offering for shares in excess of the available Conversion Stock, accepted subscriptions from Raritan Bancorp's shareholders shall first be filled in full, subject to applicable purchase limitations, before any subscriptions in the Community Offering are filled from subscribers who are not Raritan Bancorp's shareholders. If Raritan Bancorp's shareholders order more Conversion Stock than is available for purchase in the Community Offering, available shares of Conversion Stock may first be allocated to the Raritan Bancorp ESOP, and thereafter shall be allocated first to Raritan Bancorp's shareholders so as to permit each Raritan Bancorp's stockholder to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to 100 shares or the total amount of his subscription, whichever is less. Any shares not so allocated shall be allocated among the Raritan Bancorp's shareholders pro rata (to the extent of their orders) in the same proportion as the amount of the Conversion Stock ordered by each bears to the total amount of the Conversion Stock ordered by all Raritan Bancorp's shareholders.

       To the extent that there are shares remaining after all subscriptions by Raritan Bancorp's shareholders, any remaining shares will be allocated among subscribers who are natural persons residing in Somerset County, New Jersey ("Preferred Other Purchasers") and thereafter among members of the general public using the foregoing allocation as applied to Raritan Bancorp's shareholders. Manville Savings and Raritan Bancorp may require a person to provide evidence, satisfactory to Manville Savings and Raritan Bancorp, that such person qualifies as a Raritan Bancorp stockholder. All determinations as to whether a person qualifies as a Raritan Bancorp stockholder shall be made by Manville Savings and Raritan Bancorp in their sole discretion and shall be final and conclusive.

       Any accepted subscriptions in the Community Offering from subscribers who are not Raritan Bancorp shareholders or Preferred Other Purchasers shall be filled up to a maximum of 2% of the Conversion Stock and thereafter remaining Conversion Stock shall be allocated on an equal number of shares basis per order until all orders have been filled.

DESCRIPTION OF SALES ACTIVITIES

       The Common Stock will be sold in both the Subscription and Community Offerings by employees of Raritan Bancorp and by employees and directors of Manville Savings. The Common Stock will be marketed principally through the distribution of this Prospectus and through the activities in a stock conversion center. The stock conversion center will be located at _______________________. That area is separate and apart from the banking floor and other customer areas of that building.

       The conversion stock center is expected to operate during normal business hours throughout the period of the Offering. An employee of a broker-dealer registered with the SEC will supervise the conversion stock center.

It is not expected that any employees of Raritan Bancorp or Manville Savings will be working in the conversion stock center, other than employees providing clerical services relating to processing orders and other mailed materials. The stock conversion center may make telephone contact with potential offerees, including depositors. Initial calls will be made to determine that offering and proxy materials have been received, to relieve customer anxiety about the transaction, and to answer questions. In addition, persons in the stock conversion center will respond to telephone inquiries regarding the Offering. Only officers of Raritan Bancorp or Manville Savings will be permitted to address investment related questions.

       In addition to the activities in the stock conversion center, certain senior-level management employees of both Raritan Bancorp and Manville Savings will participate in the Offering. It is expected that members of Manville Savings' Board of Directors will contact certain Manville Savings depositors as well as other persons in the community to discuss the Offering. Members of Raritan Bancorp's senior management may assist in those efforts and, in addition, may contact other potential offerees.

       None of the Raritan Bancorp or Manville Savings employees or directors who participate in the Offering, either in the stock conversion center or otherwise, will receive any special compensation or other remuneration for such activities. Management of Manville Savings and Raritan Bancorp will respond to any inquiries made to them, whether by depositors or by members of the general public in the Community Offering. The Offering is being conducted on a "best-efforts" basis, subject to the minimum and maximum purchase requirements discussed elsewhere in this Prospectus.

       None of the Raritan Bancorp or the Manville Savings personnel participating in the Offering is registered or licensed as a broker-dealer or an agent of a broker-dealer. Each of those persons will conduct the offering activities pursuant to an exemption from such registration provided under Rule 3a4-1 under the Securities Exchange Act of 1934. That Rule provides that certain persons who are associated with an issuer of securities and who perform securities sales activities as an incidental part of their normal job duties and without any special compensation, are exempt from registration as a broker/dealer or agent of a broker/dealer. The employees of Raritan Bancorp are entitled to rely on such exemption due to their present association with Raritan Bancorp. The employees of Manville Savings may be entitled to rely on such exemption because immediately upon successful consummation of the Offering, those persons will become associated with Raritan Bancorp. Their current association with Raritan Bancorp is in connection with the contemplated Conversion transaction.

PROCEDURE FOR PURCHASING SHARES IN SUBSCRIPTION AND COMMUNITY OFFERING

       To ensure that each purchaser receives a Prospectus at least 48 hours before the Expiration Date in accordance with Rule 15c2-8 of the Exchange Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of an order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order Forms will only be distributed with a Prospectus.

       To purchase shares in the Subscription and Community Offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from Manville Savings' deposit account (which may be given by completing the appropriate blanks in the order form), must be received by Manville Savings by 3:00 p.m., New Jersey time on the Expiration Date. Order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. In addition, Manville Savings and Raritan Bancorp will not accept an order submitted on photocopied or facsimile order forms. Manville Savings and Raritan Bancorp have the right to waive or permit the correction of incomplete or improperly executed forms, but does not represent it will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of Raritan Bancorp and Manville Savings unless the Conversion has not been completed within 45 days after the end of the Subscription and Community Offering, unless such period has been extended.

       IN ORDER TO ENSURE THAT ELIGIBLE ACCOUNT HOLDERS, SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS AND VOTING DEPOSITORS ARE PROPERLY IDENTIFIED AS TO THEIR STOCK PURCHASE PRIORITIES, DEPOSITORS AS OF THE ELIGIBILITY RECORD DATE, SUPPLEMENTAL ELIGIBILITY RECORD DATE AND/OR THE VOTING RECORD DATE MUST LIST ALL ACCOUNTS ON THE STOCK ORDER FORM GIVING ALL NAMES IN EACH ACCOUNT AND THE ACCOUNT NUMBER.

       Payment for subscriptions may be made (i) in cash if delivered in person to Manville Savings, (ii) by check (including checks drawn on Raritan Savings or Manville Savings accounts), money order or, in the case of institutions, wire transfer, or (iii) by authorization of withdrawal from deposit accounts other than checking accounts maintained with Manville Savings. Interest will be paid on payments made by a check (including checks drawn on Savings Bank accounts), or money order at Manville Savings' passbook rate of interest from the date payment is received until the completion or termination of the Conversion. If payment is made by authorization of withdrawal from deposit accounts (other than checking accounts), the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the Conversion, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Conversion.

       If a subscriber authorizes Manville Savings to withdraw the amount of the purchase price from his deposit account (other than checking accounts), Manville Savings will do so as of the effective date of Conversion. Manville Savings will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be cancelled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at Manville Savings' passbook rate of interest.

       Owners of self-directed IRAs may use the assets of such IRAs to purchase shares of Common Stock in the Subscription and Community Offering, provided that such IRAs are not maintained at Raritan Savings or Manville Savings. Persons with IRAs maintained at Raritan Savings or Manville Savings must have their accounts transferred to an unaffiliated institution or broker to purchase shares of Common Stock in the Subscription and Community Offering. In addition, the provisions of ERISA and Internal Revenue Service regulations require that officers, directors and ten percent shareholders who use self-directed IRA funds to purchase shares of Common Stock in the Subscription and Community Offering, make such purchases for the exclusive benefit of the IRAs.

       Certificates representing shares of Common Stock purchased will be mailed to purchasers at the last address of such persons appearing on the records of Manville Savings, or to such other address as may be specified in properly completed order forms, as soon as practicable following consummation of the sale of all shares of Common Stock. Any certificates returned as undeliverable will be disposed of in accordance with applicable law.

RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES

       PRIOR TO THE COMPLETION OF THE CONVERSION, THE PLAN OF CONVERSION PROHIBITS ANY PERSON WITH SUBSCRIPTION RIGHTS, INCLUDING ELIGIBLE ACCOUNT HOLDERS, THE EMPLOYEE PLANS, SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS, AND VOTING DEPOSITORS OF MANVILLE SAVINGS, FROM TRANSFERRING OR ENTERING INTO ANY AGREEMENT OR UNDERSTANDING TO TRANSFER THE LEGAL OR BENEFICIAL OWNERSHIP OF THE SUBSCRIPTION RIGHTS ISSUED UNDER THE PLAN OF CONVERSION OR THE SHARES OF COMMON STOCK TO BE ISSUED UPON THEIR EXERCISE. SUCH RIGHTS MAY BE EXERCISED ONLY BY THE PERSON TO WHOM THEY ARE GRANTED AND ONLY FOR HIS ACCOUNT. EACH PERSON EXERCISING SUCH SUBSCRIPTION RIGHTS WILL BE REQUIRED TO CERTIFY THAT HE IS PURCHASING SHARES SOLELY FOR HIS OWN ACCOUNT AND THAT HE HAS NO AGREEMENT OR UNDERSTANDING REGARDING THE SALE OR TRANSFER OF SUCH SHARES. THE PLAN OF CONVERSION ALSO PROHIBITS ANY PERSON FROM OFFERING OR MAKING AN ANNOUNCEMENT OF AN OFFER OR INTENT TO MAKE AN OFFER TO PURCHASE SUCH SUBSCRIPTION RIGHTS OR SHARES OF COMMON STOCK PRIOR TO THE COMPLETION OF THE CONVERSION.

       MANVILLE SAVINGS AND RARITAN BANCORP WILL PURSUE ANY AND ALL LEGAL AND EQUITABLE REMEDIES IN THE EVENT THEY BECOME AWARE OF THE TRANSFER OF SUBSCRIPTION RIGHTS AND WILL NOT HONOR ORDERS KNOWN BY THEM TO INVOLVE THE TRANSFER OF SUCH RIGHTS.

LIMITATIONS ON COMMON STOCK PURCHASES

       The Plan includes the following limitations on the number of shares of Common Stock which may be purchased during the Conversion:

       (1) No person may purchase fewer than the number of shares of Conversion Stock having an aggregate purchase price of $500;

       (2) The maximum number of shares of Common Stock subscribed for or purchased in all categories of the Conversion by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed 5% of the shares of Common Stock issued in the Conversion, which limitation is shares based on the issuance of 164,285 shares.

       (3) No more than 35% of the total number of shares offered for sale in the Conversion may be purchased by directors and officers of Manville Savings and their associates in the aggregate.

       Depending upon market or financial conditions, the Board of Directors of Raritan Savings and Raritan Bancorp, with the approval of the Commissioner and without further approval of depositors, may decrease the purchase limitations. Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of Raritan Savings, the Boards of Directors of Raritan Bancorp and Raritan Savings may, in their sole discretion, increase the maximum purchase limitation referred to above up to 9.99%, provided that orders for shares exceeding 5% of the shares being offered shall not equal or exceed, in the aggregate, 10% of the total offering. Requests to purchase additional shares under this provision will be determined by the respective Boards of Directors in their sole discretion.

       The term "associate" of a person is defined to mean: (i) any corporation (other than Raritan Savings or a majority-owned subsidiary of Raritan Savings) of which such person is an officer, partner or 10% stockholder; (ii) any trust in which such person has a substantial beneficial interest or serves as a trustee; and (iii) the parents, spouse, sisters, brothers, children of the person, or anyone married to one of the foregoing persons. Directors are not treated as associates solely because of their Board membership.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE CONVERSION


       The following is a summary of all anticipated material federal income tax consequences of the Conversion and the possible purchase of Raritan Bancorp Common Stock pursuant to the Subscription Offering or the Community Offering. The summary is based on the federal income tax laws as now in effect and as currently interpreted; it does not take into account possible changes in such laws or interpretations, including amendments to applicable statutes or regulations or changes in judicial or administrative rulings, some of which may have retroactive effect. In addition, to the extent the discussion is premised upon the receipt of an opinion of legal counsel, purchasers should be aware that any such opinion will not be binding on the IRS or the courts. The summary does not purport to address all aspects of the possible federal income tax consequences of the Conversion. In particular, and without limiting the foregoing, this summary does not address the federal income tax consequences of the Conversion to Eligible Account Holders in light of their particular circumstances or status (e.g., foreign persons tax-exempt entities, etc.). Nor does this summary address any consequences of the Conversion under any state, local, or foreign tax laws. SUBSCRIBERS ARE THEREFORE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE PROPOSED TRANSACTIONS AND ANY PURCHASE OF RARITAN BANCORP COMMON STOCK PURSUANT TO THE SUBSCRIPTION OFFERING OR THE COMMUNITY OFFERING, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX
LAWS.

       The tax consequences of the purchase of Raritan Bancorp Common Stock may vary depending on whether the purchase is by an Eligible Account Holder in his capacity as such. All Eligible Account Holders should read carefully the entire discussion under "The Conversion--Certain Federal Income Tax Consequences of the Conversion" before deciding whether to purchase Raritan Bancorp Common Stock in such person's capacity as an Eligible Account Holder.

       REORGANIZATION STATUS. The consummation of the Conversion is conditioned upon the receipt by Raritan Bancorp of an opinion of counsel (which opinion has been received) to the effect that, based on facts and representations made by Raritan Bancorp, the Conversion will constitute one or more reorganizations within the meaning of Section 368(a) of the Code.

       CERTAIN TAX CONSEQUENCES OF THE PROPOSED TRANSACTIONS TO SUBSCRIBERS. Assuming that the Conversion qualifies as one or more reorganizations, an Eligible Account Holder or Supplemental Eligible Account Holder should be treated for federal income tax purposes as having exchanged his or her deposit account(s) and depositorship interest in Manville Savings for (i) deposit account(s) in Raritan Savings, (ii) interest(s) in the liquidation account that is established in connection with the Conversion, and (iii) to the extent such person actually purchases any Raritan Bancorp Common Stock in the Subscription Offering in such person's capacity as an Eligible Account Holder or Supplemental Eligible Account Holder, rights to purchase such shares of Conversion Stock ("Subscription Rights"). In addition, a Voting Depositor should be treated as having exchanged his or her deposit account(s), if any, and depositorship interest in Manville Savings, if any, for (i) deposit account(s) in Raritan Savings and (ii) Subscription Rights.

       The federal income tax consequences of the receipt, exercise and lapse of Subscription Rights which are exercisable at a discount are uncertain, but they may be significant and could include the recognition of gain equal to the fair market value of such Subscription Rights. Those consequences present novel issues of tax law which are not addressed by any direct authorities and, to the extent related authorities do exist, they appear to be conflicting and inconclusive. Set forth below are two possible tax consequences of the receipt and/or exercise of Subscription Rights.

       Under one scenario, only those Eligible Account Holders who actually exercise Subscription Rights should recognize gain as a result of the exchanges described in the preceding paragraph and the amount of such gain should be equal to the fair market value of the Subscription Rights exercised. As a result, Eligible Account Holders who do not exercise Subscription Rights should not recognize gain for federal income tax purposes as a result of the Conversion. The determination of the fair market value of the Subscription Rights will depend on a number of factors, including the excess, if any, of the market price of the Raritan Bancorp Common Stock over the EAH Actual Purchase Price, the period of time during which the Subscription Rights will be outstanding and exercisable, the nontransferability of the Subscription Rights, and perhaps other factors. For purposes of the information returns to be filed with the IRS relating to the gain recognized by Eligible Account Holders who exercise Subscription Rights, Raritan Bancorp and Manville Savings intend to value the Subscription Rights exercised based solely on the difference between the EAH Actual Purchase Price for the shares of Raritan Bancorp Common Stock purchased and the Actual Purchase Price.

       It is possible that, consistent with earlier private letter rulings, all Eligible Account Holders (including those who do not exercise Subscription Rights) will be treated as having received Subscription Rights pursuant to the Proposed Transactions. Should this be the case, each Eligible Account Holder will recognize taxable gain in an amount equal to the fair market value of the Subscription Rights received. In addition, the IRS may take the position that those Eligible Account Holders who actually exercise Subscription Rights have additional income that, when added to the income recognized on the receipt of the Subscription Rights, generally would increase their total amount of income to approximately the amount such Eligible Account Holders would recognize as described above. An Eligible Account Holder who does not exercise some or all of his or her Subscription Rights should be entitled to claim, at the time the unexercised Subscription Rights expire, a capital loss equal to the amount of gain attributable to the Subscription Rights not exercised, provided that the Raritan Bancorp Common Stock that would have been acquired upon exercise of the expired Subscription Rights would have constituted a capital asset in the hands of the Eligible Account Holder. Thus, in general, an Eligible Account Holder who does not exercise any Subscription Rights would have gain and an equal offsetting loss as a result of the Conversion. Although the capital loss should be equal in amount to the related gain recognized, the character of the loss as a capital loss may not be the same as the character of the gain required to be recognized upon receipt of the unexercised Subscription Rights, certain additional tax forms may have to be filed, and, under certain circumstances, an Eligible Account Holder may have to use the loss in a later tax year than the year in which the gain from receipt of the unexercised Subscription Rights is recognized. For most Eligible Account Holders, any gain recognized on the distribution of the Subscription Rights will be treated as a capital gain.

       Based on the foregoing, if all Eligible Account Holders are treated as having received Subscription Rights, then all Eligible Account Holders, not just those who exercise Subscription Rights, will have to be concerned about the value assigned to the Subscription Rights, and other questions, such as when and how many Subscription Rights should be deemed to be received by each Eligible Account Holder. There is no authority that clearly resolves these questions and, in the absence of such authority, there may be several possible approaches for determining the time at which Subscription Rights would, under these circumstances, be deemed to be received by Eligible Account Holders.

       In the opinion of PBS, which opinion is not binding on the Internal Revenue Service ("IRS"), the Subscription Rights issued to Supplemental Eligible Account Holders and Voting Depositors do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the Common Stock at a price equal to the Actual Purchase Price. Assuming that, for the reasons set forth above, the Subscription Rights issued to Supplemental Eligible Account Holders and Voting Depositors have no value at the time issued, the Supplemental Eligible Account Holders and Voting Depositors will not recognize gain or loss upon the receipt of Subscription Rights or upon the exercise of Subscription Rights.

       EXERCISE OF SUBSCRIPTION RIGHTS. An Eligible Account Holder (i) should not recognize any taxable income as a result of the purchase of Raritan Bancorp Common Stock pursuant to the exercise of Subscription Rights (although as noted above such an Eligible Account Holder will be required to recognize taxable gain as a result of the receipt of exercised Subscription Rights), (ii) should have a basis in such Raritan Bancorp Common Stock equal to the purchase price paid therefor increased by the basis, if any, of the Subscription Rights exercised (such an Eligible Account Holder's basis in the Subscription Rights should be equal to the amount of gain (and any additional income) recognized on the receipt (and exercise) of Subscription Rights), and (iii) should have a holding period in the Raritan Bancorp Common Stock purchased pursuant to the exercise of Subscription Rights commencing on the date the Subscription Rights are exercised, which should be the Closing Date.

       PURCHASE BY AN ELIGIBLE ACCOUNT HOLDER OTHER THAN IN HIS OR HER CAPACITY AS SUCH. Under the terms of the Plan of Conversion, if an Eligible Account Holder who is eligible to participate in both (i) the Subscription Offering as a Supplemental Eligible Account Holder or Voting Depositor, or (ii) in the Community Offering, purchases shares of Raritan Bancorp Common Stock, the purchase will be deemed to have been made pursuant to the next highest priority for which he is eligible (up to a purchase price of $250,000) unless and to the extent the Eligible Account Holder affirmatively elects on the Stock Order Form to purchase the shares in the Subscription Offering as an Eligible Account Holder. An Eligible Account Holder described in the preceding sentence who is deemed to have purchased shares of Raritan Bancorp Common Stock in a capacity other than as an Eligible Account Holder should be treated for federal income tax purposes as set forth below under "--Purchase of Raritan Bancorp Common Stock Pursuant to the Community Offering."

       PURCHASE OF RARITAN BANCORP COMMON STOCK BY A PURCHASER IN HIS OR HER CAPACITY AS OTHER THAN AN ELIGIBLE ACCOUNT HOLDER. No income, gain or loss should be recognized by Supplemental Eligible Account Holders, Voting Depositors, or purchasers in the Community Offering, either as a result of having the opportunity to purchase shares of Raritan Bancorp Common Stock in the Offering or as a result of the purchase of Raritan Bancorp Common Stock in the Offering. Supplemental Eligible Account Holders, Voting Depositors, or purchasers in the Community Offering who purchase Raritan Bancorp Common Stock in the Offering should have a basis in such stock equal to the purchase price thereof, and should have a holding period for such stock commencing on the day following the day on which the stock is purchased, which should be the day after the closing date. A purchaser of shares of Raritan Bancorp Common Stock in the Offering may have a tax basis in such shares that is less than the tax basis that an Eligible Account Holder purchaser in the Subscription Offering might have.

       INDIVIDUAL RETIREMENT ACCOUNTS. Those persons who are beneficial owners of IRA, Keogh or similar retirement accounts are not themselves Eligible Account Holders by virtue of having such accounts, but the account itself may be an Eligible Account Holder. Thus, the tax consequences of the receipt and exercise of Subscription Rights should be applicable to the IRAs and Keogh accounts themselves, and not the beneficial owners thereof. So long as such accounts are tax-exempt, under Section 408 of the Code (in the case of IRAs) or Section 501(a) of the Code (in the case of Keogh accounts), there should be no federal income tax consequences to the accounts resulting from receipt of Subscription Rights. In the case of an IRA, Keogh or similar retirement account established at Manville Savings, or Raritan Bancorp, however, in order to subscribe for shares in the Offering, the beneficial owner first must authorize and direct such institution to transfer the account to a self-directed account at an independent trustee that permits the account to hold stock. Payment for the Raritan Bancorp Common Stock under these circumstances should have no federal income tax consequences to the IRA or Keogh account or to the beneficial owner of such account. To the extent that the balance in an IRA or Keogh account is increased as a result of the exercise of Subscription Rights, additional income generally would be recognized upon the future withdrawal of such account balance.

CERTAIN NEW JERSEY INCOME TAX CONSEQUENCES OF THE CONVERSION

       For New Jersey income tax purposes, the tax consequences of the Conversion and the possible purchase by Eligible Account Holders of Raritan Bancorp Common Stock pursuant to the Subscription Offering or the Community Offering are expected to be substantially similar to the federal income tax consequences.

REQUIRED REGULATORY APPROVALS AND CONSIDERATIONS AS TO THE MERGER

       The merger of Manville Savings into Raritan Savings is subject to approval of the FDIC pursuant to the Bank Merger Act, and the Conversion is subject to the Non-objection of the FDIC pursuant to FDIC regulations and policy regarding mutual-to-stock conversions of state-chartered savings banks. The Bank Merger Act requires that the FDIC take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Further, the FDIC may not approve the merger if it would result in a monopoly or if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would be in any other manner in restraint of trade, unless the FDIC finds that the anticompetitive effects of the merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions. Applicable regulations also require publication of notice of the application for approval of the merger and provide an opportunity for the public to comment on the application in writing and to request a hearing. The Bank Merger Act requires that any bank merger, including the merger of Manville Savings into Raritan Savings, may not be consummated until the 15th day after approval under the Bank Merger Act, during which time the United States Commissioner of Justice may challenge the merger on antitrust grounds.

       In connection with their review of the Merger Conversion application, the FDIC and the Commissioner took into account that the Common Stock will be offered to Manville Savings' depositors at a discount to the average bid price over the twenty day period preceding the Closing Date, and that Manville Savings will pay a special cash bonus distribution to its depositors in an aggregate amount of $377,000, will distribute $125,000 as pension equivalency benefits for the benefit of its employees, and will make charitable contributions in the aggregate amount of $25,000 for the benefit of non-profit, public service entities operating in, and dedicated to, the Manville community.

       The Commissioner approved the Conversion and the Merger on September 7, 1995. However, such approval does not constitute a recommendation or endorsement by the Commissioner of any of the proposed transactions contemplated by the Plan of Conversion. The FDIC has stated its intention to issue a letter of non-objection to the Conversion and to approve the Merger, subject to, among other things, the approval of the Plan of Conversion by Manville Savings' Voting Depositors.

ACCOUNTING TREATMENT

       The Conversion and Merger will be accounted for on a purchase accounting basis in accordance with generally accepted accounting principles. Under purchase accounting, the assets and liabilities of Manville Savings as of the Closing Date will be recorded at their respective fair values, and added to those of Raritan Savings. Any excess of the fair market value of the assets of Manville Savings over the "purchase price" thereof will be recorded as negative goodwill. The consolidated financial statements of Raritan Bancorp issued after consummation of the Merger and Conversion will reflect these items.

TIME LIMITS ON COMPLETION OF THE CONVERSION

       Applicable regulations governing mutual to stock conversions require that the sale of the Raritan Bancorp Common Stock offered in connection with the Conversion be completed within 45 calendar days after the expiration of the Subscription Offering. In the event the sale of the Raritan Bancorp Common Stock cannot be completed within the required 45-day period, one or more extensions of time to complete the sale of the Raritan Bancorp Common Stock may be granted by the Commissioner prior to the end of such 45-day period, but no single extension of time may exceed 90 days. No assurance can be given that an extension will be granted if requested. The Subscription Offering is scheduled to expire at 3:00 p.m., New Jersey Time, on June 3, 1996. Thus, unless extended by Manville Savings and Raritan Bancorp with the approval of the Commissioner, such sale must be completed by July 18, 1996.

       Raritan Bancorp will not issue the shares of Raritan Bancorp Common Stock until all such shares (other than an insignificant residue) have been subscribed for or otherwise sold. If this has not occurred within 45 days after the expiration of the Subscription Offering, unless such period is extended with the consent of the Commissioner, all funds delivered to Manville Savings in the Subscription Offering and the Community Offering will be returned promptly to those who subscribed in the Subscription Offering and the Community Offering with interest, and all withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the expiration of the Subscription Offering is granted, Manville Savings will notify those who subscribed in the Subscription Offering and the Community Offering of the extension of time and of their rights, if any, to modify or rescind their subscriptions. No sales of shares may be completed, either in the Subscription Offering or the Community Offering, or otherwise, unless the Plan of Conversion is approved by the Voting Depositors of Manville Savings.

EFFECT OF THE PROPOSED TRANSACTIONS ON ACCOUNT HOLDERS AND BORROWERS

       The Conversion will not change the amount or withdrawal rights of savings deposits. Thus, depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts. In addition, such accounts will continue to be insured by the FDIC up to the maximum amount authorized by federal law; however, persons who have deposit accounts at both Raritan Savings and Manville Savings prior to the Conversion will retain separate insurance coverage in those accounts only for a period of six months from the date of the closing of the Conversion as if the institutions remained as separate entities, except in the case of certificate of deposit accounts that will mature more than six months thereafter--in which event separate insurance coverage will continue until the earliest maturity date. Thereafter, such separate insurance coverage will cease and those depositors' accounts will be insured up to the maximum amount permitted under federal law. Depositors whose insurance coverage is affected by the Conversion will be notified in advance of any reduction in deposit insurance taking effect. The principal amount, interest rate, maturity date and other terms of Manville Savings' loans will continue under the same contractual terms as those prior to completion of the Conversion.

VOTING RIGHTS

       At present, neither holders of withdrawable accounts nor borrowers at Manville Savings have voting rights in Manville Savings, except that the FDIC requires the affirmative vote of a majority of depositors in connection with a conversion from mutual to stock form. Subsequent to the Conversion, each person who elects to purchase Raritan Bancorp Common Stock in the Offering or otherwise, as a holder of shares of Raritan Bancorp Common Stock, will have exclusive rights to vote on any matters to be considered by the holders of Raritan Bancorp Common Stock. A shareholder of Raritan Bancorp is entitled to one vote for each share of Raritan Bancorp Common Stock owned. If all of the shares of Raritan Bancorp Common Stock offered in the Offering are purchased at the maximum of the Valuation Range, such purchasers would own approximately 9.9% of the issued and outstanding Common Stock of Raritan Bancorp.

LIQUIDATION RIGHTS

       Currently, in the unlikely event of liquidation of Manville Savings, any assets remaining after satisfaction of all creditors' claims in full (including the claims of all depositors to the withdrawal value of their accounts) would be distributed pro rata among the depositors of Manville Savings, with the pro rata share of each being the same proportion of all such remaining assets as the withdrawal value of each depositor's account is to the total withdrawal value of all accounts in Manville Savings at the time of the liquidation.

       The Plan of Conversion requires that the converted institution establish a Liquidation Account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. The Liquidation Account will initially be established on the converted institution's books in an amount equal to Manville Savings' net worth as shown on its latest statement of financial condition contained in the final prospectus used in connection with the Conversion. Each Eligible Account Holder and Supplemental Eligible Account Holder will receive an initial interest in the Liquidation Account (subaccount balance) which will be in the same proportion to the total Liquidation Account as the balance of the deposit at Manville Savings of each Eligible Account Holder and Supplemental Eligible Account Holder on the Eligibility Record Date and Supplemental Eligibility Record Date, respectively, was to the total of the deposits of all Eligible Account Holders and Supplemental Eligibility Record Date, respectively. Neither the total amount of the Liquidation Account nor an Eligible Account Holder's or Supplemental Eligible Account Holder's subaccount balance in the Liquidation Account will ever increase.

       The Liquidation Account will be established by Raritan Savings upon consummation of the Conversion and will be added to the Liquidation Account established at the time of Raritan Savings' conversion to stock form. If the amount on deposit at Raritan Savings by any Eligible Account Holder or Supplemental Eligible Account Holder on any annual audit year closing date after the consummation of the Proposed Transactions is less than the amount on deposit on the Eligibility Record Date or Supplemental Eligibility Record Date, respectively, or any subsequent annual audit year closing date, his subaccount balance in the Liquidation Account will be reduced by an amount proportionate to the reduction in the related deposit at Raritan Savings and will not thereafter be increased despite any subsequent increase in the related deposit. In the unlikely event of liquidation of the converted institution (or following the Conversion, Raritan Savings and its successors), its assets would first be applied against the claims of all creditors (including the claims of all depositors to the withdrawal value of their accounts). Any remaining assets would then be distributed pro rata to the persons who qualified as Eligible Account Holders and who continue to maintain their deposits at Manville Savings (and, following the Merger, Raritan Savings and its successors) after consummation of the Conversion in an amount equal to their subaccount balance before any distribution may be made to any holder of the Common Stock of the institution.

CERTAIN RESTRICTIONS ON PURCHASE OR TRANSFER OF SHARES AFTER CONVERSION

       All shares of Common Stock purchased in connection with the Conversion by a director or an executive officer of Manville Savings will be subject to a restriction that the shares not be sold for a period of one year following the Conversion, except in the event of the death of such director or executive officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of such shares other than as provided above is a violation of the restriction. Any shares of Common Stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to such restricted stock will be subject to the same restrictions.

INTERESTS OF CERTAIN PERSONS IN THE CONVERSION

       Raritan Bancorp intends to continue, following the Conversion, the employment of each of the full-time and part-time employees (including officers) of Manville Savings. Raritan Savings shall continue to employ Marilyn Seiwell and Geraldine Max for a period of at least one year from the Conversion at a rate of salary that is no less than the rate of salary paid to such persons as of the closing of the Conversion. Raritan Bancorp will credit Manville Savings employees as of the closing of the Conversion for all service rendered to Manville Savings prior to the closing of the Conversion for purposes of determining eligibility for participation under all benefit plans provided by Raritan Bancorp. Raritan Bancorp will honor the employment agreement entered into between Manville Savings and Mr. Reinhardt.

       At the closing of the Conversion, those individuals who are serving as directors of Manville Savings prior to the closing of the Conversion will become members of the Manville Savings Advisory Board, and Peter S. Johnson will become a director of Raritan Bancorp and Raritan Savings. The Advisory Board shall make recommendations to the Board of Directors of Raritan Savings relating to the operations acquired in the Conversion, including, without limitation, community relations, branch operations, business development and related matters. All members of the Advisory Board will be eligible to participate in Raritan Savings' deferred fee plan for directors. Advisory Board members shall receive fees for services on the Advisory Board of not less than $5,000 on an annual basis (except that Mr. Johnson shall not receive such fees as long as he is receiving directors' fees from Raritan Savings for services on Raritan Savings' Board of Directors). The Advisory Board members may select a member from the Advisory Board to serve as Chairman of the Advisory Board, provided that the Chairman of the Advisory Board shall receive an additional annual fee of $1,000 for services as Chairman. To the extent that fees paid to the directors of Raritan Savings are increased, the fees paid to the Advisory Board shall be increased in an amount that is proportionate to the increase in the fees paid to the directors of Raritan Savings. The term of the Advisory Board shall be for three years, and may be renewed for successive one year terms thereafter.

       If the Conversion and Merger is consummated, Raritan Savings currently plans to relocate the Manville Savings office to space in the CVS Plaza in Manville Savings, which is currently under construction. Peter S. Johnson and Ned Licitra, directors of Manville Savings, are partners in the entity that owns the plaza. The terms of the proposed lease, including the rental fee, have been negotiated at arms length based on a review of comparable leases in the Manville Savings market area. If the Conversion and Merger is not consummated, Manville Savings anticipates that it will re-locate it office to the CVS Plaza.

THE ACQUISITION AGREEMENT

       GENERAL. Raritan Bancorp, Raritan Savings and Manville Savings are parties to the Acquisition Agreement, dated as of March 23, 1994, and as amended thereafter, pursuant to which Manville Savings will convert from the mutual to stock form through the merger of Manville Savings with and into Raritan Savings. The Plan of Conversion is also an exhibit to the Acquisition Agreement. The Acquisition Agreement contains certain agreements between Raritan Bancorp, Raritan Savings and Manville Savings relating to the Conversion and Offering, and certain related provisions.

       INDEMNIFICATION. The Acquisition Agreement provides that on and after the date of the closing of the Conversion, Raritan Bancorp shall indemnify, defend and hold harmless all prior and then-existing directors and officers of Manville Savings against (i) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement (with the approval of Raritan Bancorp which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Manville Savings, whether pertaining to any matter existing or occurring at or prior to the date of the closing of the Conversion and whether asserted or claimed prior to, or at or after, the date of the closing of the Conversion ("Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Acquisition Agreement or the transactions contemplated thereby, to the same extent as such officer, director or employee may be indemnified by Manville Savings as of the date thereof, including the right to advancement of expenses.

       TERMINATION. The Acquisition Agreement may be terminated at any time prior to the closing of the Conversion by the mutual consent in writing of the parties or by either Raritan Bancorp or Manville Savings if the other party has materially breached the Acquisition Agreement and the breach has not been cured within 15 days of receiving written notice of such breach. Either party also may terminate the Acquisition Agreement at the closing of the Conversion if the required conditions precedent to the obligation of such party to consummate the Conversion have not been satisfied or fulfilled. The Acquisition Agreement may be terminated at any time if the required regulatory approvals or depositor approval are not obtained. The Acquisition Agreement also may be terminated by either party if the Conversion has not been consummated prior to July 31, 1996.

       EXPENSES. The Acquisition Agreement provides that if the Conversion is completed all expenses will be netted against the proceeds of the Offering, and if the Conversion is not completed each party to the Acquisition

Agreement will generally bear all costs and expenses incurred by it in connection with the Conversion. If the Conversion is terminated because of the failure to obtain regulatory approval of the transactions contemplated thereby (other than because of status of noncompliance by Manville Savings with any non-Conversion regulatory requirements) or because of the imposition of any condition to regulatory approval deemed by the Manville Savings Board of Directors to be materially inconsistent with the provisions of the Acquisition Agreement, then Raritan Bancorp shall pay ninety-five percent (95%) of all expenses incurred by the parties in connection with the Conversion and Manville Savings shall pay the remaining expenses. The total expenses estimated to be incurred in connection with the Conversion and Merger is $350,000, of which $332,000 would be paid by Raritan Bancorp if the transaction is not completed because of the failure to obtain regulatory approval.


         SUBSCRIPTIONS BY MANAGEMENT AND DIRECTORS OF MANVILLE SAVINGS

       The following table sets forth the number of shares of Raritan Bancorp Common Stock that Manville Savings' executive officers and directors propose to purchase in the Offering, assuming that sufficient shares will be available to satisfy their subscriptions. The table also sets forth the total expected purchases of Common Stock in the Offering by all directors and executive officers of Manville Savings as a group.

                                                                                                            As a percent of
                                                                                                          164,285 shares sold
                                                                                  Aggregate                at the maximum of
          Name                                       Total Shares               Purchase Price             the Offering Range
- -----------------------------------------------------------------------------------------------------------------------------
Lowell E. Reinhardt                                       200                                                      .01%
Ned Licitra                                             1,500                                                      .9
Louis Fries                                             1,000                                                      .6
Leonard Scharffenberger                                 1,000                                                      .6
Peter S.  Johnson                                       2,000                                                      1.2
                                                        -----                                                      ---
     Total                                              5,700                                                      3.5%
                                                        =====                                                      ===

                           MANAGEMENT OF THE COMPANY

  Set forth below is certain information concerning the members of the Board of Directors, and certain executive officers, of the Company as of March 11, 1996. In addition, information is provided as to Peter S. Johnson, who currently is a director of Manville Savings, and who will be appointed to the Board of Directors of the Company and the Bank upon the consummation of the Conversion and Merger.

                                          AMOUNT AND NATURE OF
   NAME, PRINCIPAL OCCUPATION AND         BENEFICIAL OWNERSHIP    PERCENT
 BUSINESS EXPERIENCE FOR PAST 5 YEARS         OF STOCK (1)        OF CLASS
- --------------------------------------  ------------------------  ---------
William T. Anderson, M.D., Age 60.....        24,914 (2)(3)            1.7%
  Dr. Anderson has served as a
  Director of the Bank since 1981
  and of the Company since its
  formation in 1987. He is a
  physician with a family practice
  at Anderson and Jobanputra, M.D.
  He is also a director of Somerset
  Health Care Affiliates.

William W. Crouse, Age 53.............          10,500 (2)              .7
  Mr. Crouse has served as a Director
  of the Company and the Bank since
  April, 1994. He is Vice Chairman
  and General Partner of HealthCare
  Investment Corporation, and he has
  25 years experience in the health
  care industry.

Richard E. Fischer, Age 65............          53,445 (2)             3.7
  Mr. Fischer has served as a
  Director of the Bank since 1969 and
  of the Company since its formation
  in 1987. He is President of the
  Hunterdon Lumber Company, a retail
  lumber and building products
  company.

William T. Kelleher, Jr., Age 44......          35,079 (2)(4)          2.4
  Mr. Kelleher, Jr. has served as
  a Director of the Bank since 1983
  and of the Company since its
  formation in 1987. He is a partner
  in the law firm of Kelleher and
  Moore, and has been a municipal
  court judge in the Borough of
  Somerville (New Jersey) since
  1983 and in the Township of
  Branchburg since 1990.

Arlyn D. Rus, Age 55..................          126,035 (5)            8.2
  Mr. Rus has served as Chairman,
  President and Chief Executive
  Officer of the Company since
  its formation in 1987. He has served
  as Director, President and
  Chief Executive Officer of the Bank
  since 1971. Mr. Rus currently serves
  as a member of the Board of
  Directors of the Savings and
  Community Bankers of New Jersey,
  and as Chairman of the Board of
  Directors of Somerset Health
  Care Corporation.

Thomas F. Tansey, Age 51..............          75,165 (6)             5.0
  Mr. Tansey has served as Executive
  Vice President, Chief Operating
  Officer

  and Treasurer of the Company since
  its formation in 1987.  He has
  served as Executive Vice President,
  Chief Operating Officer and
  Treasurer of the Bank since May
  1984. He has served as a Director
  of the Bank since January, 1986
  and of the Company since its
  formation in 1987...................                75,165 (6)       5.0



Peter S. Johnson, Age 53.............                    ---           ---
  Principal in the accounting firm of
  Gillen & Johnson, P.A., Sommerville,
  New Jersey


John J. Lukens, Age 48................                12,223 (7)        .8
  Mr. Lukens has served as Senior
  Vice President of the Company and
  Senior Vice President and Senior
  Lending Officer of the Bank since
  June, 1992. Prior to June, 1992, he
  served as a Credit Officer at
  National Westminster Bank.


All directors and executive officers
as a group (11 persons)...............               594,017 (8)      35.9%

___________________________
(1) Unless otherwise indicated, each person effectively exercises sole (or shared with spouse) voting and dispositive power as to the shares reported.
(2) Includes 7,500 shares that may be acquired pursuant to the exercise of options granted under the Directors Option Plan.
(3)  Includes 862 shares owned of record by Dr. Anderson's wife.
(4) Includes 2,654 shares owned of record by Mr. Kelleher as custodian for minor children.
(5) Includes 2,129 shares owned of record by Mr. Rus' wife, 81,750 shares that may be acquired pursuant to presently exercisable stock options, and 13,614 shares allocated to Mr. Rus' account under the Bank's ESOP.
(6) Includes 1,500 shares owned of record by Mr. Tansey's wife, 53,250 shares that may be acquired pursuant to presently exercisable stock options, and 9,165 shares allocated to Mr. Tansey's account under the Bank's ESOP.
(7) Includes 10,500 shares that may be acquired pursuant to presently exercisable stock options, and 1,273 shares allocated to Mr. Lukens' account under the Bank's ESOP.
(8) Includes 203,775 shares that may be acquired pursuant to presently exercisable stock options, 139,764 shares held by the ESOP, and 90,320 shares owned by Directors Emeritus.


DIRECTORS' COMPENSATION

       FEES. Directors of the Bank are paid an annual retainer fee of $4,000, as well as a fee of $750 per board meeting attended and $200 per committee meeting attended. In addition, Directors are reimbursed for any amount of out-of-pocket expenses incurred in attending meetings. Directors do not receive fees from the Company for services on the Company's Board.

       STOCK OPTION PLAN FOR OUTSIDE DIRECTORS. Under the 1993 Stock Option Plan for Outside Directors, each Outside Director of the Company who was an Outside Director of the Company or the Bank at the time of adoption of the Plan, received a non-statutory option to purchase 7,500 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock at the time of the adoption of the plan. To the extent options for shares are available, each subsequent Outside Director will be granted, effective as of the date on which such subsequent Outside Director is qualified and first begins to serve as an Outside Director, a non-statutory stock option to purchase 7,500 shares of Common Stock, or such lesser number of shares as remain in the plan, at an exercise price equal to the then fair market value of the Common Stock. An aggregate of 45,000 shares of Common Stock are reserved for issuance pursuant to the exercise of options granted under the 1993 Stock Option Plan for Outside Directors. Options as to 30,000 shares of Common Stock reserved for issuance under this plan have been granted as of the date of this Proxy Statement. Each option may be exercised in whole or in part for a period of ten years from the date of grant or one year following the date the Outside Director ceases to be a Director. The exercise price of a Director's option may be paid in cash or stock.

EXECUTIVE COMPENSATION

       SUMMARY COMPENSATION TABLE. The following table sets forth the cash compensation paid by the Bank, for services rendered during the years ended December 31, 1995, 1994 and 1993 to the Chief Executive Officer, and other executive officers of the Bank who received an amount in salary and bonus in excess of $100,000 in the year ended December 31, 1995 (the "Named Executive Officers").

===================================================================================================================================
                                               ANNUAL COMPENSATION                   LONG-TERM COMPENSATION
                                               --------------------------------------------------------------------

                               YEAR                                     OTHER                AWARDS         PAYOUTS

                              ENDED                                     ANNUAL       -------------------------------     ALL OTHER
       NAME AND              DECEMBER                                COMPENSATION    RESTRICTED   OPTIONS/              COMPENSATION
   PRINCIPAL POSITION          31,        SALARY(1)        BONUS         (2)           STOCK      SARS (#)      LTIP        (4)
   ------------------        --------     ---------        -----     ------------                                       ------------
                                                                                       AWARDS        (3)      PAYOUTS
                                                                                       ------     --------    -------
====================================================================================================================================
Arlyn D. Rus                   1995        $190,500      $33,750         $ --              --           --      $ --      $32,325
  Chairman,                    1994         184,500       36,000           --              --           --        --       53,325
  President and Chief          1993         175,400       18,000           --              --       13,500        --       35,174
  Executive Officer
- -----------------------------------------------------------------------------------------------------------------------------------
Thomas F. Tansey               1995        $130,500      $20,250         $ --              --           --      $ --      $26,881
  Executive Vice President,    1994         123,000       21,000           --              --           --        --       34,995
  Chief Operating Officer      1993         115,400       12,000           --              --        9,000        --       23,371
  and Treasurer
- ------------------------------------------------------------------------------------------------------------------------------------
John J. Lukens                 1995         $95,000      $13,360         $ --              --           --      $ --      $13,199
   Senior Vice                 1994          90,000       10,632           --              --           --        --       15,663
   President                   1993          85,000        6,500           --              --           --        --          981
===================================================================================================================================

__________________________________
   (1) Salary amounts for Messrs. Rus and Tansey include directors fees in the amounts of $10,500, $10,500 and $10,400 for the years 1995, 1994, and
        1993, respectively.
   (2) Perquisites did not exceed the lesser of $50,000 or 10% of the individual's salary and bonus for any of the years. Personal benefits include an automobile provided by the Bank to Messrs. Rus and Tansey, and club membership for Mr. Rus.
   (3) All numbers adjusted to reflect three-for-two stock split as of December 1, 1993.
   (4) Reflects the Bank's matching contributions to the Employee's Deferred Compensation 401(k) Plan with respect to Mr. Rus in the amounts of $4,620, $4,620 and $4,497, with respect to Mr. Tansey in the amounts of $4,620, $3,375 and $3,150, and with respect to Mr. Lukens in the amounts of $2,832, $2,233, and $981 for the years 1995, 1994 and 1993, respectively. Also includes the market value of shares at December 31 of each year which have been allocated to the employee's account pursuant to the Employee Stock Ownership Plan during such fiscal year; for Mr. Rus in the amounts of $27,705, $48,705 and $30,677, for Mr. Tansey in the amounts of $22,261, $31,620 and $20,221, and for Mr. Lukens in the amounts of $10,367, $13,430, and $0 for the years 1995, 1994 and 1993, respectively.


               EMPLOYMENT AGREEMENTS. The Company and the Bank entered into amended employment agreements with Arlyn D. Rus, Chairman, President and Chief Executive Officer, and Thomas F. Tansey, Executive Vice President, Chief Operating Officer and Treasurer, in January 1990. The employment agreements each provided for a five-year term. Commencing on the third anniversary date of each agreement and continuing each anniversary date thereafter, unless prior notice of non-renewal is given, each agreement automatically extends for an additional year so that the remaining term shall be three years. The current base salary under the agreements, which may be increased at the discretion of the Board of Directors, is $187,500 for Mr. Rus and $125,000 for Mr. Tansey. In addition to the base salary, each agreement provides, among other things, for participation in stock option plans and other fringe benefits applicable to executive personnel.

       Each agreement provides for termination by the Company and the Bank for "cause," as defined in the agreements, at any time. In the event the Company and the Bank choose to terminate the executive's employment for reasons other than for cause, or in the event of their resignation from the Company and Bank upon failure to re-elect them to their current offices or because of a material lessening of their functions, duties or responsibilities, or in the event of a liquidation, dissolution, consolidation, or merger in which the Company or Bank is not the resulting institution, or upon breach of the agreement by the Company or the Bank, the officer or, in the event of death, his beneficiary, would be entitled to a lump sum cash payment equal to the greater of (i) thirty-six times his highest monthly rate of compensation or (ii) the payments owed for the remaining term of the agreement. If termination of employment follows a change in control of the Company, as defined in the agreements, each officer would be entitled to a (i) severance payment equal to thirty-six times the highest monthly compensation paid to him under the contract plus a "special retirement benefit." The special retirement benefit would be an additional payment in an amount intended to compensate the officer for reduced retirement benefits under the Bank's pension plan in the event of his termination following a change of control. The change of control severance payment to Mr. Rus and Mr. Tansey, based on the annual compensation and special retirement benefit, would be $735,540 and $818,595, respectively. The Bank and the Company have agreed to indemnify the officers for the amount of any excise tax imposed on such payments under Section 280G of the Internal Revenue Code of 1986. The agreements also permit Mr. Rus and Mr. Tansey to terminate their employment voluntarily and receive a severance payment equal to the highest annual rate of compensation paid to the officer under such agreement for a one-year period or until he obtains other employment, if earlier.

       SPECIAL TERMINATION AGREEMENT. The Company has entered into a thirty-six month special termination agreement with John J. Lukens, Senior Vice President. The agreement renews for an additional month at the end of each month so that the term of the agreement continues to be thirty-six months unless prior written notice of non-extension is given. The agreement provides that at any time following a change in control of the Company as defined therein, should the Company or the Bank terminate the executive's employment with the Company or the Bank, for any reason other than "cause," or if the executive terminates his employment following a demotion, loss of title, office, significant authority, a reduction in annual compensation, or relocation of his principal place of employment, he would be entitled to receive a payment in an amount equal to the product of (a) the monthly rate of base annual salary paid to him by the Company and the Bank immediately prior to his termination, times (b) the number of months remaining under the agreement. Upon termination for cause, no payments or benefits are due to the executive; however, if termination of employment following a change in control is purported to be for cause, which is disputed, the Company shall continue to provide the executive with salary and other benefits and the dispute shall be settled by arbitration. If cause is determined in arbitration to have existed, the executive shall return cash payments made to him.

       The executive would also be entitled to the continuation of life, health and disability insurance coverage maintained by the Bank at the time of such termination for the earlier of the expiration of the number of months remaining under the agreement or his employment by another employer. If a change in control were to occur, and assuming it occurred on December 31, 1995 followed by the termination of Mr. Luken's employment, the aggregate cash amount payable to him under the special termination agreement as severance payments in addition to other non-cash benefits provided for under the agreement would have been approximately $285,000.

       RETIREMENT PLAN. The Bank maintains and funds a tax-qualified, non-contributory defined benefit pension plan for its employees, which is administered by the Retirement System Group Inc. All full-time employees aged twenty-one (21) or older who have completed at least one year of service participate in the plan. The plan provides an annual benefit payable at age 65 equal to two percent of the employee's "average annual salary" (the average of the highest three years base salary) multiplied by credited service, up to a maximum of thirty (30) years, and reduced by a portion of the employee's primary Social Security benefit. The maximum annual benefit is 60% of the average annual salary, reduced by a portion of the employee's primary social security benefit. Messrs. Rus, Tansey and Lukens had 33, 11, and 3 years of credited service, respectively, under this retirement plan.


       SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS. The Bank maintains a non-qualified supplemental executive retirement plan ("SERP I") for certain executives of the Bank to compensate those executive participants in the Bank's tax-qualified benefit plans whose benefits are limited by Section 415 or Section 401(a)(17) of the Internal Revenue Code (the "Code"). As of December 31, 1995, Messrs. Rus and Tansey were participating in the SERP I. The SERP I provides participants with retirement benefits generally equal to the difference between the annual benefit the participant would have received under the Retirement Plan if such benefits were computed without giving effect to the limitations on benefits imposed by application of Section 401(a)(17) and Section 415 of the Code and the amounts actually payable to the Participant under the terms of the Retirement Plan. In addition, the Participant is entitled to an ESOP benefit in a dollar amount equal to the difference between the fair market value of the number of shares of common stock of the Bank that would have been allocated to the account of the Participant had the limitations of Section 401(a)(17) and 415 of the Code not been applicable and the fair market value of the number of shares of common stock actually allocated to the account of the Participant. SERP I also provides the Participant with any matching contribution that he is unable to receive under the Bank's 401(k) Plan as a result of certain limitations of the Code. Benefits are payable in the same form as benefits in the Retirement Plan, ESOP and the 401(k) Plan.

       The SERP I is considered an unfunded plan for tax and ERISA purposes. All obligations arising under the SERP I are payable from the general assets of the Bank; however, the Bank has set up a trust to ensure that sufficient assets will be available to pay the benefits under the SERP I. The Bank's pension cost attributable to the SERP I was $22,962 for the year ended December 31, 1995.

       The Bank also maintains a non-qualified supplemental executive retirement plan ("SERP II") for certain executives of the Bank to provide participants and their beneficiaries with certain pension benefits not obtainable under the Bank's Retirement Plan and certain welfare benefits not obtainable under the Bank's Post-retirement Welfare Benefit Plan. SERP II credits the participant with five additional years of service under the Bank's Retirement and Welfare Benefit Plan for purposes of determining benefits under the Retirement and Welfare Benefit Plan formula. The additional benefits provided by the additional years of service are funded through SERP II. Currently, Mr. Tansey is the only participant in SERP II.

       The SERP II is considered an unfunded plan for tax and ERISA purposes. All obligations arising under the SERP II are payable from the general assets of the Bank; however, the Bank has set up a trust to ensure that sufficient assets will be available to pay the benefits under the SERP II. The Bank's pension cost attributable to the SERP II was $12,000 for the year ended December 31, 1995.

       INCENTIVE STOCK OPTION PLANS. The Board of Directors of the Company has established the Incentive Stock Option Plans which provide discretionary awards to its officers and key employees. The grant of awards under the Option Plans is determined by a committee of the Board of Directors consisting of three directors (the "Option Plan Committee"), none of whom is eligible to receive options under the Plans.

       Set forth below is certain information concerning options outstanding to such Named Executive Officers at December 31, 1995. No options were exercised by, or granted to, a Named Executive Officer during 1995.

============================================================================================================
                           AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                                    FISCAL YEAR-END OPTION VALUES
============================================================================================================
                                                      NUMBER OF UNEXERCISED      VALUE OF UNEXERCISED IN-
                                                           OPTIONS AT             THE-MONEY OPTIONS AT
                                                         FISCAL YEAR-END             FISCAL YEAR-END (1)
- ------------------------------------------------------------------------------------------------------------
                    SHARES ACQUIRED        VALUE
       NAME          UPON EXERCISE        REALIZED    EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
                                                               (#)                         ($)
- ------------------------------------------------------------------------------------------------------------
Arlyn D. Rus              --                $--             81,750/4,500              $1,055,715/$27,000
- ------------------------------------------------------------------------------------------------------------
Thomas F. Tansey          --                $--             53,250/3,000                $684,360/$18,000
- ------------------------------------------------------------------------------------------------------------
John J. Lukens            --                $--             10,500/0                    $127,785/$0
============================================================================================================

_________________________________
(1) Equals the difference between the aggregate exercise price of such options and the aggregate fair market value of the shares of Common Stock that would be received upon exercise, assuming such exercise occurred on December 31, 1995, at which date the last sale price of the Common Stock as quoted on the Nasdaq National Market was $21.50.



TRANSACTIONS WITH CERTAIN RELATED PERSONS

       The Bank offers residential mortgage loans and consumer loans to its employees (other than executive officers) in the ordinary course of business and at a preferred rate, which is 1/2% below the rate otherwise charged. The Bank requires that an eligible employee have been with the Bank for a minimum of one year. This rate is charged as long as such employee remains employed by the Bank. If the employee no longer works for the Bank, the rate charged is increased to the market rate in effect at the inception of the loan. The Bank also charges eligible employees 1/2% percentage point less than the origination fee normally charged to its customers on loans.

       The Bank also makes loans to its executive officers and Directors and their immediate family members and related interests, which loans are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

       The Bank has utilized the services of the Kelleher & Moore law firm to provide general legal services during 1995. William T. Kelleher, Jr., a Director, is a member of that law firm. During 1995, the Bank paid $76,500 in fees to Kelleher & Moore, and the Bank has and will continue to utilize the services of other law firms.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

       Persons and groups owning in excess of 5% of the Company's Common Stock are required to file certain reports regarding such ownership with the Company and with the SEC, in accordance with the Exchange Act. The following table sets forth information as of the Record Date, the shares of Common Stock beneficially owned by each person who was the owner of more than five percent (5%) of the Company's outstanding shares of Common Stock as of March 11, 1996.

                                 AMOUNT AND NATURE
NAME AND ADDRESS                   OF BENEFICIAL               PERCENT
OF BENEFICIAL OWNER                  OWNERSHIP                 OF CLASS
- -------------------            ---------------------           --------

Raritan Savings Bank Employee       139,764 (1)                   9.6%
   Stock Ownership Plan
9 West Somerset Street
Raritan, New Jersey

Arlyn D. Rus                        126,035 (2)                   8.2
c/o Raritan Bancorp Inc.
9 West Somerset Street
Raritan, New Jersey

William T. Kelleher                  75,320                       5.2
c/o Kelleher & Moore
23 Maple Street
Post Office Box 727
Somerville, New Jersey

Thomas F. Tansey                     75,165 (3)                   5.0
c/o Raritan Bancorp Inc.
9 West Somerset Street
Raritan, New Jersey

_____________________________
(1) The ESOP Administrative Committee, consisting of outside directors of the Bank, administers the ESOP. Under the terms of the ESOP, shares of Common Stock allocated to the account of employees are voted in accordance with the instructions of the respective employees. Unallocated shares are voted by the ESOP Trustee as directed by the Administrative Committee. The Administrative Committee shall vote the unallocated shares in a manner that reflects the directions received from employees as to allocated shares, unless their fiduciary duties require otherwise. As of the Record Date, 104,682 shares of stock were allocated under the ESOP and 35,082 shares remained unallocated.

(2) Includes options to purchase 81,750 shares of Common Stock which are exercisable within 60 days of the Record Date. Includes 13,614 shares allocated to Mr.Rus' account under the Bank's Employee Stock Ownership Plan (the "ESOP").

(3) Includes options to purchase 53,250 shares of Common Stock which are exercisable within 60 days of the Record Date. Includes 9,165 shares allocated to Mr. Tansey's account under the Bank's Employee Stock Ownership Plan (the "ESOP").

              RESTRICTIONS ON THE ACQUISITION OF RARITAN BANCORP

GENERAL

     A number of provisions of Raritan Bancorp's Certificate of Incorporation and Bylaws deal with matters of corporate governance and certain rights of shareholders. The following discussion is a general summary of certain provisions of Raritan Bancorp's Certificate of Incorporation and Bylaws and certain other statutory and regulatory provisions relating to stock ownership and transfers, and business combinations, which might be deemed to have potential anti-takeover effects. These provisions may have the effect of discouraging a future takeover attempt or change of control which is not approved by the Board of Directors but which a majority of individual Company shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of Raritan Bancorp more difficult. The following description of the material provisions of the Certificate of Incorporation and Bylaws of Raritan Bancorp is necessarily general and reference should be made in each case to such Certificate of Incorporation and Bylaws, which are incorporated herein by reference. A copy of the Certificate of Incorporation and the Bylaws of Raritan Bancorp are available without charge from Raritan Bancorp.

     LIMITATION ON VOTING RIGHTS. The Certificate of Incorporation of Raritan Bancorp provides that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit. Beneficial ownership is determined pursuant to Rule 13d-3 of the rules and regulations promulgated pursuant to the Exchange Act, and includes shares beneficially owned by such person or any of his affiliates (as defined in the Certificate of Incorporation), shares which such person or his affiliates have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his affiliates have or share investment or voting power, but shall not include shares beneficially owned by the ESOP or directors, officers and employees of Raritan Savings or Raritan Bancorp or shares that are subject to a revocable proxy and that are not otherwise beneficially owned, or deemed by Raritan Bancorp to be beneficially owned, by such person and his affiliates. The Certificate of Incorporation of Raritan Bancorp further provides that the provision limiting voting rights may only be amended upon the vote of 80% of the outstanding shares of voting stock.

     BOARD OF DIRECTORS. The Board of the Directors of Raritan Bancorp is divided into three classes, each of which shall contain approximately one-third of the whole number of the members of the Board. Each class shall serve a staggered term, with approximately one-third of the total number of directors being elected each year. Raritan Bancorp's Certificate of Incorporation and Bylaws provide that the size of the Board shall be determined by a majority of the directors. The Certificate of Incorporation and the Bylaws provide that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of Raritan Bancorp. The Certificate of Incorporation of Raritan Bancorp provides that a director may be removed from the Board of Directors prior to the expiration of his term only for cause, upon the vote of 80% of the outstanding shares of voting stock.

     In the absence of these provisions, the vote of the holders of a majority of the shares could remove the entire Board, with or without cause, and replace it with persons of such holders' choice.

     CUMULATIVE VOTING, SPECIAL MEETINGS AND ACTION BY WRITTEN CONSENT. The Certificate of Incorporation does not provide for cumulative voting for any purpose. Moreover, special meetings of shareholders of Raritan Bancorp may be called only by the Board of Directors of Raritan Bancorp. The Certificate of Incorporation also provides that any action required or permitted to be taken by the shareholders of Raritan Bancorp may be taken only at an annual or special meeting and prohibits stockholder action by written consent in lieu of a meeting.

     AUTHORIZED SHARES. The Certificate of Incorporation authorizes the issuance of 3,500,000 shares of Common Stock and 2,000,000 shares of Preferred Stock. The shares of Common Stock and Preferred Stock were authorized in an amount greater than that to be issued in the Conversion to provide Raritan Bancorp's Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of Raritan Bancorp. The Board of Directors also has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rating and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power to the extent consistent with its fiduciary duty to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. Raritan Bancorp's Board currently has no plans for the issuance of additional shares, other than the issuance of additional shares upon exercise of stock options.

     SHAREHOLDER VOTE REQUIRED TO APPROVE BUSINESS COMBINATIONS WITH PRINCIPAL SHAREHOLDERS. The Certificate of Incorporation requires the approval of the holders of at least 80% of Raritan Bancorp's outstanding shares of voting stock to approve certain "Business Combinations," as defined therein, and related transactions. Under Delaware law, absent this provision, Business Combinations, including mergers, consolidations and sales of all or substantially all of the assets of a corporation must, subject to exceptions, be approved by the vote of the holders of only a majority of the outstanding shares of Common Stock of Raritan Bancorp and any other affected class of stock. The directors and executive officers of Raritan Savings own in the aggregate approximately 26.3% of the shares of the Common Stock outstanding, and the Raritan Savings Employee Stock Ownership Plan owns approximately 9.6% of the Common Stock outstanding, and giving effect to the issuance of 164,285 shares of Common Stock in the Offering, would own ___% of the shares to be outstanding after completion of the Conversion and Merger.

     Under the Certificate of Incorporation, at least 80% approval of shareholders is required in connection with any transaction involving an Interested Stockholder (as defined below) except (i) in cases where the proposed transaction has been approved in advance by a majority of those members of Raritan Bancorp's Board of Directors who are unaffiliated with the Interested Stockholder and were directors prior to the time when the Interested Stockholder became an Interested Stockholder or (ii) if the proposed transaction met certain conditions set forth therein which are designed to afford the shareholders a fair price in consideration for their shares, in which cases approval of only a majority of the outstanding shares of voting stock is required. The term "Interested Stockholder" is defined to include any individual, corporation, partnership or other entity (other than Raritan Bancorp or its subsidiaries) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of Raritan Bancorp. This provision of the Certificate of Incorporation applies to any "Business Combination," which is defined to include (i) any merger or consolidation of Raritan Bancorp or any of its subsidiaries with or into any Interested Stockholder or Affiliate (as defined in the Certificate of Incorporation) of an Interested Stockholder; (ii) any sale, lease, exchange, mortgage, transfer, or other disposition to or with any Interested Stockholder or Affiliate of 25% or more of the assets of Raritan Bancorp or combined assets of Raritan Bancorp and its subsidiary; (iii) the issuance or transfer to any Interested Stockholder or its Affiliate by Raritan Bancorp (or any subsidiary) of any securities of Raritan Bancorp in exchange for any assets, cash or securities the value of which equals or exceeds 25% of the fair market value of the Common Stock of Raritan Bancorp; (iv) the adoption of any plan for the liquidation or dissolution of Raritan Bancorp proposed by or on behalf of any Interested Stockholder or Affiliate thereof, and (v) any reclassification of securities, recapitalization, merger or consolidation of Raritan Bancorp which has the effect of increasing the proportionate share of Common Stock or any class of equity or convertible securities of Raritan Bancorp owned directly or indirectly, by an Interested Stockholder or Affiliate thereof.

     EVALUATION OF OFFERS. The Certificate of Incorporation of Raritan Bancorp further provides that the Board of Directors of Raritan Bancorp, when evaluating any offer of another "Person" (as defined therein), to (i) make a tender or exchange offer for any equity security of Raritan Bancorp, (ii) merge or consolidate Raritan Bancorp with another corporation or entity or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of Raritan Bancorp, may, in connection with the exercise of its judgment in determining what is in the best interest of Raritan Bancorp, Raritan Savings and the shareholders of Raritan Bancorp, give due consideration to all relevant factors, including, without limitation, the social and economic effects of acceptance of such offer on Raritan Bancorp's customers and Raritan Savings' present and future account holders, borrowers and employees; on the communities in which Raritan Bancorp and Raritan Savings operate or are located; and on the ability of Raritan Bancorp to fulfill its corporate objectives as a bank holding company and on the ability of Raritan Savings to fulfill the objectives of a New Jersey chartered stock savings bank under applicable statutes and regulations. By having these standards in the Certificate of Incorporation of Raritan Bancorp, the Board of Directors may be in a stronger position to oppose such a transaction if the Board concludes that the transaction would not be in the best interest of Raritan Bancorp, even if the price offered is significantly greater than the then market price of any equity security of Raritan Bancorp.

     AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS. Amendments to Raritan Bancorp's Certificate of Incorporation must be approved by a majority vote of its Board of Directors and also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of at least 80% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of the Certificate of Incorporation, including the provision limiting voting rights, the provisions relating to approval of certain business combinations, calling special meetings, the number and classification of directors, director and officer indemnification by Raritan Bancorp and amendment of Raritan Bancorp's Bylaws and Certificate of Incorporation. Raritan Bancorp's Bylaws may be amended by its Board of Directors, or by a vote of 80% of the total votes eligible to be voted at a duly constituted meeting of shareholders.

     CERTAIN BYLAW PROVISIONS. The Bylaws of Raritan Bancorp also require a stockholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at a stockholder meeting to give at least 90 days advance notice to the Secretary of Raritan Bancorp. The notice provision requires a stockholder who desires to raise new business to provide certain information to Raritan Bancorp concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide Raritan Bancorp with certain information concerning the nominee and the proposing stockholder.

ANTI-TAKEOVER EFFECTS OF RARITAN BANCORP'S CERTIFICATE OF INCORPORATION AND
BYLAWS

     The provisions described above are intended to reduce Raritan Bancorp's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of its Board of Directors. The foregoing provisions and limitations may make it more difficult for companies or persons to acquire control of Raritan Savings. Additionally, the provisions could deter offers to the shareholders which might be viewed by such shareholders to be in their best interests.

DELAWARE CORPORATE LAW

     In 1988, Delaware enacted a statute designed to provide Delaware corporations with additional protection against hostile takeovers. The takeover statute, which is codified in Section 203 of the Delaware General Corporate Law ("Section 203"), is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in transactions with the target company.

     In general, Section 203 provides that a "Person" (as defined therein) who owns 15% or more of the outstanding voting stock of a Delaware corporation (an "Interested Stockholder") may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date such "Person" became an Interested Stockholder. The term "business combination" is defined broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

     The statute exempts the following transactions from the requirements of
Section 203: (i) any business combination if, prior to the date a person became an Interested Stockholder, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (ii) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the transaction in which he became an Interested Stockholder, calculated without regard to those shares owned by the corporation's directors who are also officers or certain employee stock plans; (iii) any business combination with an Interested Stockholder that is approved by the Board of Directors and by a two-thirds vote of the outstanding voting stock not owned by the Interested Stockholder; and
(iv) certain business combinations that are proposed after the corporation had received other acquisition proposals and which are approved or not opposed by a majority of certain continuing members of the Board of Directors. A corporation may exempt itself from the requirements of the statute by adopting an amendment to its Certificate of Incorporation or Bylaws electing not to be governed by
Section 203. At the present time, the Board of Directors of Raritan Bancorp does not intend to propose any such amendment.

REGULATORY RESTRICTIONS

     The Plan of Conversion prohibits any person, prior to the completion of the Conversion, from transferring, or from entering into any agreement or understanding to transfer, to the account of another, legal or beneficial ownership of the subscription rights issued under the Plan of Conversion or the Common Stock to be issued upon their exercise. The Plan of Conversion also prohibits any person, prior to the completion of the Conversion, from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or Common Stock.

     In addition, any proposal to acquire 10% of any class of equity security of Raritan Bancorp generally would be subject to approval by the FRB under the Bank Holding Company Act. Persons holding revocable or irrevocable proxies may be deemed to be beneficial owners of such securities under FRB regulations and therefore prohibited from voting all or the portion of such proxies in excess of the 10% aggregate beneficial ownership limit. Such regulatory restrictions may prevent or inhibit proxy contests for control of Raritan Bancorp or Raritan Savings which have not received prior regulatory approval.

                DESCRIPTION OF CAPITAL STOCK OF RARITAN BANCORP

GENERAL

     Raritan Bancorp is authorized to issue 3,500,000 shares of Common Stock having a par value of $.01 per share and 2,000,000 shares of preferred stock having a par value of $.01 per share (the "Preferred Stock"). Raritan Bancorp currently has 1,449,689 shares outstanding and expects to issue up to 164,285 shares of Common Stock and no shares of Preferred Stock in the Conversion. Each share of Raritan Bancorp's Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. Upon payment of the purchase price for the Conversion Stock in accordance with the Plan of Conversion, all shares of Conversion Stock will be duly authorized, fully paid and nonassessable.

     THE COMMON STOCK OF RARITAN BANCORP WILL REPRESENT NONWITHDRAWABLE CAPITAL, WILL NOT BE AN ACCOUNT OF AN INSURABLE TYPE, AND WILL NOT BE INSURED BY THE FDIC OR ANY GOVERNMENT AGENCY.

COMMON STOCK

     DIVIDENDS. Raritan Bancorp can pay dividends out of statutory surplus or from certain net profits if, as, and when declared by its Board of Directors. The payment of dividends by Raritan Bancorp is subject to limitations which are imposed by law and applicable regulation. See "Dividend Policy." The holders of Common Stock of Raritan Bancorp are entitled to receive and share equally in such dividends as may be declared by the Board of Directors of Raritan Bancorp out of funds legally available therefor. If Raritan Bancorp issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

     VOTING RIGHTS. The holders of Common Stock of Raritan Bancorp possess exclusive voting rights in Raritan Bancorp. They elect Raritan Bancorp's Board of Directors and act on such other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the Board of Directors. Except as discussed in "Restrictions on the Acquisition of Raritan Bancorp and Raritan Savings," each holder of Common Stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If Raritan Bancorp issues Preferred Stock, holders of the Preferred Stock may also possess voting rights. Certain matters require an 80% stockholder vote. See "Restrictions on the Acquisition of Raritan Bancorp and Raritan Savings."

     LIQUIDATION. In the event of any liquidation, dissolution or winding up of Raritan Savings, Raritan Bancorp, as holder of Raritan Savings' capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Raritan Savings (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account (see "The Conversion--Liquidation Rights"), all assets of Raritan Savings available for distribution. In the event of liquidation, dissolution or winding up of Raritan Bancorp, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Raritan Bancorp available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

     PREEMPTIVE RIGHTS. Holders of the Common Stock of Raritan Bancorp will not be entitled to preemptive rights with respect to any shares which may be issued. The Common Stock is not subject to redemption.

PREFERRED STOCK

     None of the shares of Raritan Bancorp's authorized Preferred Stock has been issued or will be issued in the Conversion. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without shareholder approval, issue Preferred Stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.

                         TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Midlantic National Bank.

                                    EXPERTS

     The consolidated financial statements of Raritan Bancorp Inc. and subsidiary as of December 31, 1995 and 1994 and for each of the years in the three year period ended December 31, 1995, incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, Independent Certified Public Accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Their report contains an explanatory paragraph stating that Raritan Bancorp Inc. changed its method of accounting for certain investments in debt and equity securities in 1994 and changed its methods of accounting for income taxes and postretirement benefits other than pensions in 1993.

     PBS has consented to the publication herein of the summary of its report to Raritan Bancorp and Manville Savings setting forth its opinion as to the estimated pro forma market value of Manville Savings as an entity merged with and into Raritan Savings and its opinion with respect to subscription rights.

                                LEGAL OPINIONS

     The legality of the Common Stock and the federal income tax consequences of the Conversion will be passed upon for Manville Savings and Raritan Bancorp by Luse Lehman Gorman Pomerenk & Schick, A Professional Corporation, Washington, D.C., special counsel to Raritan Bancorp. Luse Lehman Gorman Pomerenk & Schick will also pass upon the federal income tax consequences of the Conversion.

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than as contained in this Prospectus in connection with the offering made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by Raritan Bancorp Inc., Raritan Savings, or Manville Savings. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Raritan Bancorp Inc. or Raritan Savings since any of the dates as of which information is furnished herein or since the date hereof.

                           -------------------------

                               TABLE OF CONTENTS

                                                                        Page
                                                                        ----
Available Information.......................................................
Incorporation of Certain Information by Reference...........................
Documents Provided Herewith.................................................
Summary.....................................................................
Special Considerations......................................................
Selected Financial and Other Data...........................................
Raritan Bancorp Inc.........................................................
Use of Proceeds.............................................................
Market for the Common Stock and Dividend Policy.............................
Capitalization..............................................................
Pro Forma Data..............................................................
The Conversion and Merger; The Offering.....................................
Subscriptions by Management and Directors of Manville  Savings..............
Management of the Company...................................................
Security Ownership of Certain Beneficial Owners.............................
Restrictions on the Acquisition of Raritan Bancorp..........................
Description of Capital Stock of Raritan Bancorp.............................
Transfer Agent and Registrar................................................
Experts.....................................................................
Legal Opinions..............................................................


                            -----------------------





                                164,285 SHARES
                             (ANTICIPATED MAXIMUM)


                             RARITAN BANCORP INC.



                                 COMMON STOCK
                           PAR VALUE $.01 PER SHARE


                                  ----------

                                  PROSPECTUS

                                  ----------



                                 May  __, 1996

- --------------------------------------------------------------------------------

PART II:  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Previously provided.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS OF RARITAN AND RARITAN
          SAVINGS

          Previously provided.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES:

          The exhibits and financial statement schedules filed as part of this registration statement are as follows:

          (a)  LIST OF EXHIBITS

2.1 Acquisition Agreement Among Raritan Bancorp Inc. and The Raritan Savings Bank and Manville Savings Bank. *

2.2 Plan of Merger Conversion from Mutual to Stock Form of Organization of Manville Savings Bank Into The Raritan Savings Bank (filed as an Exhibit to the Acquisition Agreement filed as Exhibit 2.1 hereto). *

2.3  Amendment No. 3 to Acquisition Agreement. *

3.1 Certificate of Incorporation of Raritan Bancorp, Inc. (filed as Exhibit 3.1 to the Form S-1 Registration Statement filed by Raritan Bancorp, Inc. on March 10, 1987, Registration No. 33-12539).

3.2 Bylaws of Raritan Bancorp, Inc. (filed as Exhibit 3.2 to the Form S-1 Registration Statement filed by Raritan Bancorp, Inc., Statement No. 33-12539 and Exhibit 28.1 to the Form 8-K filed on December 21, 1990).

5.1 Opinion of Luse Lehman Gorman Pomerenk & Schick regarding legality of securities being registered. *

8.1  Federal Tax Opinion *

8.2  Form of State Tax Opinion *

8.3 Letter from Professional Bank Services, Inc. on value of subscription rights for tax purposes. *

10.1 Raritan Bancorp, Inc. Incentive Stock Option Plans (see Annex A to the Proxy Statement dated March 23, 1988 and Exhibit A to the Proxy Statement dated March 24, 1993).

10.2 Raritan Bancorp, Inc. Stock Option Plan for Outside Directors (see Exhibit B to the Proxy Statement dated March 24, 1993).

10.3 Employment Agreement with Arlyn D. Rus (filed as Exhibit 10.2 to the Form S-1 Registration Statement filed by Raritan Bancorp, Inc., Registration No. 33-12539).

10.4 Employment Agreement with Thomas F. Tansey (filed as Exhibit 10.3 to the Form S-1 Registration Statement filed by Raritan Bancorp, Inc., Registration No. 33-12539).

10.5 Amended and Restated Special Termination Agreements with Ronald B. Edwards, and Lucille H. Daniel (the original Special Termination Agreements were filed as Exhibit 10.4 to the Form S-1 Registration Statement filed by Raritan Bancorp, Inc., Registration No. 33-12539).

10.6 Special Termination Agreement with John Lukens (filed as Exhibit 10.6 to the Form 10-K for the fiscal year ended December 31, 1994, filed by Raritan Bancorp Inc.).

10.7 The Raritan Savings Bank Employee Stock Ownership Plan ("ESOP") and Employee Stock Ownership Trust ("ESOT") (filed as Exhibit 10.5 to the Form S-1 Registration Statement filed by Raritan Bancorp, Inc., Registration No. 33-12539).

10.8 ESOP Financing Agreement (filed as Exhibit 10.6 to Amendment No. 1 to the Form S-1 Registration Statement filed by Raritan Bancorp, Inc. and assigned Registration No. 33-12538).

11 Computation of net income per share (Incorporated by reference to "Financial Highlights" on page 1, and the Consolidated Statements of Income on page 18, of the Annual Report to Stockholders for the year ended December 31, 1994).

13.1 Annual Report to Shareholders for the year ended December 31, 1995. *

13.2 Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1996. *

23.1 Consent of Independent Appraiser. *

23.2 Accountants' Consent. *

99.1 Proxy materials relating to Special Meeting of Depositors. *

99.2 Appraisal Report of Professional Bank Services. *

99.3 Form of Stock Order Form. *

99.4 Updated Appraisal Report of Professional Bank Services. *

______________
*    Previously filed

          (b)  FINANCIAL STATEMENT SCHEDULES

               No financial statement schedules are filed because the required information is not applicable or is included in the financial statements or related notes.

ITEM 17.  UNDERTAKINGS

          The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Raritan, New Jersey on May 10, 1996 .
                                                                  -------------


                                   RARITAN BANCORP INC.


                                   By:  /s/ Arlyn D. Rus
                                        -----------------------
                                        Arlyn D. Rus
                                        President, Chief Executive Officer and
                                         Chairman of the Board
                                        (Duly Authorized Representative)


     Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed below by the following persons in the capacities and as of the dates indicated.

            Signatures                            Title                     Date
            ----------                            -----                     ----

/s/ Arlyn D. Rus                     President, Chief Executive           May 10 1996
- ----------------------------------   Officer and Chairman of the          ------------
Arlyn D. Rus                         Board (Principal Executive
                                     Officer)


/s/ Thomas F. Tansey                 Executive Vice President, Chief      May 10, 1996 *
- ----------------------------------   Operating Officer, Treasurer and     ------------
Thomas F. Tansey                     Director (Principal Financial and
                                     Accounting Officer)


/s/ William T. Anderson              Director                             May 10, 1996 *
- ----------------------------------                                        -------------
William T. Anderson


/s/ Richard E. Fischer               Director                             May 10, 1996 *
- ----------------------------------                                        -------------
Richard E. Fischer


/s/ William T. Kelleher, Jr.         Director                             May 10, 1996 *
- ----------------------------------                                        ------------
William T. Kelleher, Jr.

                                     Director
__________________________________                                        _____________
William W. Crouse


 *Pursuant to power of attorney.